Exhibit 99.1

This Interim Report should be read in conjunction with the unaudited consolidated financial statements and accompanying notes included in this report.

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and are presented in United States dollars. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. See “Forward-Looking Statements” included elsewhere in this report and the “Risk Factors” described in our prospectus dated September 26, 2007, filed with the SEC in accordance with Rule 424(b) of the Securities Act on September 27, 2007.

Unless the context requires otherwise, when used in this Report, (1) the terms “B&B Air”, “Company”, “we”, “our” and “us” refer to Babcock & Brown Air Limited and its subsidiaries; (2) all references to our shares refer to our common shares held in the form of American Depositary Shares or ADSs; (3) the term “Predecessor” refers to JET-i Leasing LLC, the predecessor company of B&B Air; (4) the terms “B&B” and “Babcock & Brown” refer to Babcock & Brown Limited, an Australian company, and its subsidiaries; (5) the term “BBAM” refers to Babcock & Brown Aircraft Management LLC and Babcock & Brown Aircraft Management (Europe) Limited, collectively; and (6) the term “Manager” refers to Babcock & Brown Air Management Co. Limited, the manager of the Company.

I

II

PART I – FINANCIAL INFORMATION

Item 1.	Financial Statements (Unaudited)

Babcock & Brown Air Limited

Consolidated Balance Sheet

AS OF SEPTEMBER 30, 2007 (UNAUDITED) AND MAY 3, 2007

(Dollar amounts in thousands, except per share data)

		September 30, 2007	May 3, 2007
	Note	(Unaudited )
Assets
Cash		$10	$10
Debt issuance costs	2	25,557	—
Deferred aircraft acquisition costs	2	2,567	—
Other assets, net	2	1,020	—
Total assets		29,154	10
Liabilities
Accrued liabilities	3	54,344	—
Payable to affiliates	6	3,154	—
Fair value of derivatives	4	1,256	—
Total liabilities		58,754	—
Shareholders’ deficit
Common shares, $0.001 par value; 500,000,000 shares authorized; 1,000,000 shares issued and outstanding	5	1	1
Subscribed common shares, $0.001 par value; 33,603,450 shares subscribed	5	34	—
Additional paid-in capital	5	746,413	9
Subscriptions receivable	5	(772,879)	—
Accumulated deficit		(2,070)	—
Accumulated other comprehensive loss, net	5	(1,099)	—
Total shareholders’ deficit		(29,600)	10
Total liabilities and shareholders’ deficit		$29,154	$10

The accompanying notes are an integral part of this financial statement.

Babcock & Brown Air Limited

Consolidated Statement of Operations

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2007 AND FOR THE PERIOD

FROM MAY 3, 2007 (INCORPORATION DATE) TO SEPTEMBER 30, 2007 (UNAUDITED)

(Dollar amounts in thousands)

	Note	Three months ended September 30, 2007	Period from May 3, 2007 (Incorporation Date) to September 30, 2007
Revenues		$—	$—
Expenses
Hedging costs	4	1,725	1,725
General and administrative expenses		640	640
Total expenses		2,365	2,365
Net loss from continuing operations before provision for income taxes		(2,365)	(2,365)
Income tax benefit		(295)	(295)
Net loss		$(2,070)	$(2,070)

The accompanying notes are an integral part of this financial statement.

Babcock & Brown Air Limited

Consolidated Statement of Shareholders’ Equity

FOR THE PERIOD FROM MAY 3, 2007 (INCORPORATION DATE)

TO SEPTEMBER 30, 2007 (UNAUDITED)

(Dollar amounts in thousands, except share data)

	Common Stock
	Shares	Amount	Subscribed Common Shares	Subscriptions Receivable	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss, net	Total Shareholders’ Deficit	Comprehensive Loss, net
Balance May 3, 2007 (incorporation date)	—	$—	$—	$—	$—	$—	—	$—
Issuance of common shares	1,000,000	1	—	—	9	—	—	10
Subscriptions to common shares, net of underwriting fees and offering costs of $26,441	—	—	34	—	746,404	—	—	746,438
Subscriptions receivable	—	—	—	(772,879)	—	—	—	(772,879)
Net loss	—	—	—	—	—	(2,070)	—	(2,070)	$(2,070)
Other comprehensive loss, net of deferred tax benefit of $157	—	—	—	—	—	—	(1,099)	(1,099)	(1,099)
Comprehensive loss, net									$(3,169)
Balance September 30, 2007	1,000,000	$1	$34	$(772,879)	$746,413	$(2,070)	$(1,099)	$(29,600)

The accompanying notes are an integral part of this financial statement.

Babcock & Brown Air Limited

Consolidated Statement of Cash Flows

FOR THE PERIOD FROM MAY 3, 2007 (INCORPORATION DATE)

TO SEPTEMBER 30, 2007 (UNAUDITED)

(Dollar amounts in thousands)

Dollars
Cash Flow for Operating Activities
Net loss	$(2,070)
Amortization of prepaid insurance	113
Income tax benefit	(295)
Changes in operating assets and liabilities:
Payable to affiliates	1,851
Accrued liabilities	401
Cash flow provided by operating activities	—
Cash Flows from Financing Activities	—
Issuance of common shares	10
Cash flow provided by financing activities	10
Net increase in cash	$10
Cash at beginning of period	—
Cash at end of period	$10

Supplemental Disclosure of Cash Flow Activity:
Cash paid during the period:
Taxes paid	$—
Non cash investing and financing activities:
Debt issuance costs	(25,557)
Deferred aircraft acquisition costs	(2,567)
Other assets	(681)
Payable to affiliates	1,303
Accrued liabilities	53,942
Fair value of derivatives	1,256
Subscriptions to common shares, net	(26,441)
Accumulated comprehensive loss	(1,099)

The accompanying notes are an integral part of this financial statement.

Babcock & Brown Air Limited

Notes to the Consolidated Financial Statements
For the period from May 3, 2007 (incorporation date) to September 30, 2007
(Unaudited)

1. ORGANIZATION AND BASIS OF PRESENTATION

ORGANIZATION

Babcock & Brown Air Limited (the “Company” or “B&B Air”) is a Bermuda exempted company incorporated on May 3, 2007 under the provisions of Section 14 of the Companies Act 1981 of Bermuda. The Company was formed by Babcock & Brown Limited, an Australian company (collectively including its subsidiaries, “Babcock & Brown”), to acquire and lease commercial jet aircraft and other aviation assets directly or indirectly through its subsidiaries.

Although the Company is organized under the laws of Bermuda, it is a resident of Ireland for Irish tax purposes and will be subject to Irish corporation tax on its income in the same way, and to the same extent, as if the Company were organized under the laws of Ireland.

As of September 26, 2007, the Company had received subscriptions for a total of 33,603,450 of its common shares in the form of American Depositary Shares (“Shares”) at the subscription offering price of $23.00 per share. Subscriptions for 18,695,650 Shares were received in connection with the Company’s initial public offering (“IPO”) and subscriptions for an additional 14,907,800 were received in connection with a concurrent private placement with Babcock & Brown and certain other equity investors of JET-i Holdings LLC (“JET-i Holdings”), the parent company of JET-i Leasing LLC (“JET-i”), the predecessor company of B&B Air and certain funds managed by a company in which Babcock & Brown has an equity interest (together with the IPO, the “Offerings”).

On October 2, 2007, the Company completed its Offerings and received gross proceeds totalling approximately $772.9 million. Of this amount, approximately $454.2 million was received in cash and approximately $318.7 million was received in the form of interest-bearing notes receivable from certain participants in the private placement. Underwriting fees and other offering costs totalling $26.4 million were incurred in connection with the IPO. In consideration for arranging the transactions associated with the Offerings, certain participants in the private placement have agreed to pay the Company an aggregate of $3.0 million for their share of certain expenses of the Offerings.

On October 2, 2007, the Company’s subsidiary, Babcock & Brown Air Funding I Limited, also completed the issuance of $853.0 million of aircraft lease-backed Class G-1 notes (the “Notes”) at an offering price of 99.71282% or $850.6 million as part of the securitization transaction (the “Securitization”).

The Company will use the net proceeds from the Offerings and the Securitization to finance the acquisition of its initial portfolio of 47 commercial jet aircraft (“Initial Portfolio”). Forty-four of the aircraft in the Initial Portfolio will be acquired from JET-i and the remaining three aircraft will be acquired from companies managed by Babcock & Brown.

The base purchase price for the Initial Portfolio is approximately $1,451.0 million, which is the sum of the net proceeds from the Offerings and the Securitization, less the portion of such proceeds that is used to fund the Company’s formation and offering related expenses, up-front costs and expenses related to the Securitization, and a cash balance of approximately $120.8 million that the Company will retain to purchase additional aircraft and for general corporate purposes. The base purchase price will be adjusted downwards by the amount of rents received by the sellers from October 2, 2007 through the date of

Babcock & Brown Air Limited

Notes to the Consolidated Financial Statements
For the period from May 3, 2007 (incorporation date) to September 30, 2007
(Unaudited)

delivery of the aircraft and adjusted upwards by the amount of aircraft expenditures paid by the sellers during such period. The base purchase price will also be adjusted upwards by the amount of any investment earnings on certain funds B&B Air has deposited in separate accounts pending delivery of the aircraft. Under the terms of the Asset Purchase Agreement, all aircraft or the related ownership interest in the aircraft owning entities are to be delivered to B&B Air within a period of 210 days following the completion of its initial public offering, or no later than April 28, 2008.

As title of each aircraft that is owned by JET-i is transferred to the Company, a prorated portion of the notes receivable from certain participants in the private placement, together with any accrued interest, will be required to be paid to the Company.

As of October 31, 2007, the Company had acquired 32 aircraft from JET-i and one aircraft from a company managed by Babcock & Brown for a total base purchase price of approximately $1,032.2 million. The aircraft delivered are on lease to 21 lessees with lease terms expiring between 2008 and 2021. Four of the leases have been determined to be direct finance leases. The aircraft will be recorded by the Company at JET-i’s book value as of the date the aircraft is transferred. The Company currently expects to complete the acquisition of substantially all of the aircraft in the Initial Portfolio by December 31, 2007.

On November 7, 2007, the Company’s subsidiary, Babcock & Brown Air Acquisition I Limited (“B&B Air Acquisition”) entered into a senior secured revolving credit facility (“Credit Facility”) with an affiliate of Credit Suisse Securities (USA) LLC and other third party lenders. The Credit Facility will allow B&B Air Acquisition to fund up to $1.2 billion in additional acquisitions. Such acquisitions will be funded by the $1,104.0 million provided by the facility and $96.0 million of an equity contribution the Company will provide to B&B Air Acquisition and which must be fully utilized before any of the $1,104.0 million of credit available under the facility may be drawn. The Credit Facility is structured with a two-year revolving period and an additional three-year term period, providing B&B Air Acquisition with up to five years of financing on its aircraft acquisitions. All borrowings under the Credit Facility will be subject to the satisfaction of customary conditions, including the absence of default and the accuracy of representations and warranties.

BASIS OF PRESENTATION

B&B Air is a holding company that conducts its business through its subsidiaries. The consolidated financial statements presented are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). All intercompany transactions and balances have been eliminated. The consolidated financial statements include the accounts of B&B Air and all of its subsidiaries. In instances where the Company is the primary beneficiary, B&B Air would consolidate a Variable Interest Entity (“VIE”) in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46, Consolidation of Variable Interest Entities. The consolidated financial statements are stated in United States Dollars, which is the principal operating currency of the Company.

The accompanying consolidated financial statements are unaudited and have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial reporting and, in our opinion, reflect all adjustments, including normal recurring items which are necessary to present fairly the results for interim periods. The operating results for the periods presented are not necessarily indicative of the result that may be expected for an entire year. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with GAAP

Babcock & Brown Air Limited

Notes to the Consolidated Financial Statements
For the period from May 3, 2007 (incorporation date) to September 30, 2007
(Unaudited)

have been omitted in accordance with the rules and regulations of the SEC; however, we believe that the disclosures are adequate to make information presented not misleading.

USE OF ESTIMATES

The preparation of the Company’s consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. For the Company, the use of estimates is or could be a significant factor affecting the reported carrying values of its other assets and liabilities. Despite management’s best efforts to accurately estimate such amounts, actual results could differ from those estimates.

RISKS AND UNCERTAINTIES

Going forward, the Company will encounter during the normal course of its business two significant types of economic risk: credit and market. Credit risk is the risk of a lessee’s inability or unwillingness to make contractually required payments. Market risk reflects the change in the value of derivatives and credit facilities due to changes in interest rate spreads or other market factors, including the value of collateral underlying the credit facilities.

In addition, B&B Air is dependent upon the viability of the commercial aviation industry, which could affect the Company’s ability to service the leases on flight equipment it will own. Overcapacity and high levels of competition in some geographical markets may create unscheduled lease returns and possible supply surpluses, which may create pressure on rentals and flight equipment values. The values of flight equipment under operating leases and investment in direct finance leases will be subject to fluctuations in the values of commercial aircraft worldwide. A material decrease in values could have a negative effect on lease rentals and residual values and may require recognition of an impairment in the carrying value of the flight equipment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DEBT ISSUANCE COSTS

The Company capitalizes costs incurred in arranging financing as debt issuance costs. Debt issuance costs are amortized to interest expense using the effective interest method for amortizing loans and on a straight-line basis for revolving credit facilities over the lives of the related debt.

DEFERRED AIRCRAFT ACQUISITION COSTS

Costs incurred in connection with the acquisition and transfer of ownership of aircraft are capitalized into the basis of the asset. Upon acceptance of the delivered aircraft, the flight equipment under operating lease will be recorded at cost, including these acquisition costs, and will be depreciated on a straight-line basis over its remaining useful life to estimated residual value. Useful life is based on 25 years from the date of manufacture for new assets and is adjusted based on the current age of used aircraft. Residual values are generally estimated to be 15% of original manufacturer’s estimated realized price for the flight

Babcock & Brown Air Limited

Notes to the Consolidated Financial Statements
For the period from May 3, 2007 (incorporation date) to September 30, 2007
(Unaudited)

equipment when new. Management may, at its discretion, make exceptions to this policy on a case by case basis when, in its judgement, the residual value calculated pursuant to this policy does not appear to reflect current expectations of residual values.

Examples of such situations include, but are not limited to:

•	Flight equipment where original manufacturer’s prices are not relevant due to aircraft modifications and conversions.
•	Flight equipment which is out of production and may have a shorter useful life or lower residual value due to obsolescence.

Estimated residual values and useful lives of flight equipment are reviewed and adjusted, if appropriate, at each reporting period.

Major improvements and modifications incurred in connection with the acquisition of aircraft that are required to get the aircraft ready for initial service are also capitalized and depreciated over the remaining life of the flight equipment.

OTHER ASSETS, NET

Other assets, net consists primarily of deferred tax assets and prepaid insurance. Prepaid insurance is amortized on a straight-line basis over the term of the policy.

STOCK SUBSCRIPTIONS

The Company records subscriptions for its Shares as a component of shareholders’ equity. A receivable is recognized for subscribed amounts that have not been settled as of the end of the reporting period. Subscriptions receivable are treated and presented as a contra account to shareholders’ equity.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments to manage its exposure to interest rate risks. Derivatives are accounted for in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”) which requires the recognition of derivatives on the balance sheet at their fair value. Changes in the fair value of a derivative that is designated and qualifies as a cash flow hedge, to the extent that the hedge is effective, are recorded in accumulated other comprehensive income until earnings are affected by the variability of cash flows of the hedged transaction. Any hedge ineffectiveness (which represents the amount by which the change in the fair value of the derivative exceeds the variability in the cash flows of the forecasted transaction) is recorded in income. Changes in the fair value of derivative financial instruments that do not qualify for hedge treatment under SFAS No. 133 are recorded in income.

Babcock & Brown Air Limited

Notes to the Consolidated Financial Statements
For the period from May 3, 2007 (incorporation date) to September 30, 2007
(Unaudited)

TAXES

The Company provides for income taxes, for itself and for its taxable subsidiaries, under the provisions of SFAS No. 109, Accounting for Income Taxes (“SFAS No. 109”). Deferred income tax assets and liabilities are recognized for the future tax consequences of temporary differences between the financial statement and tax basis of existing assets and liabilities at the enacted tax rates expected to apply when the assets are recovered or liabilities are settled. A valuation allowance is used to reduce deferred tax assets to the amounts ultimately expected to be more-likely-than-not realized.

The Company and its subsidiaries are residents of Ireland and are subject to Irish corporation tax on its income, computed at a statutory tax rate of 12.5%.

NEW ACCOUNTING PRONOUNCEMENTS

The Company has adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN No. 48”), which clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109. FIN No. 48 prescribes a recognition threshold of more-likely-than-not to be sustained upon examination. Measurement of the tax uncertainty occurs if the recognition threshold has been met. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company has elected to classify interest on unpaid income taxes and penalties as a component of the provision for income taxes.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”). This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies in conjunction with other accounting pronouncements that require or permit fair value measurements. This Statement will be effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is in the process of analyzing the impact of SFAS No. 157, if any.

In September 2006, the FASB issued FASB Staff Position No. AUG AIR-1, Accounting for Planned Maintenance Activities (“FSP”). This FSP amends certain provisions in the AICPA Industry Guide, Audits of Airlines and eliminates the accrue-in-advance method of accounting for planned major maintenance activities. The Company will apply the deferral method which requires that actual maintenance costs for major overhauls are to be capitalized and depreciated over the period until the next overhaul is required.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of SFAS No. 115 (“SFAS No. 159”) which permits entities the option to measure many financial instruments and certain other items at fair value. The fair value option established by SFAS No. 159 permits entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company is currently evaluating whether to adopt the fair value option and the impact, if any, of applying the guidance provided by SFAS No. 159.

Babcock & Brown Air Limited

Notes to the Consolidated Financial Statements
For the period from May 3, 2007 (incorporation date) to September 30, 2007
(Unaudited)

3. ACCRUED LIABILITIES

The following table describes the principal components of the Company’s accrued liabilities at September 30, 2007 (in thousands):

Equity underwriting fees	$25,800
Debt placement fees	4,265
Professional and legal fees	24,144
Directors’ fees	135
Total accrued liabilities	$54,344

4. FAIR VALUE OF DERIVATIVES

In September 2007, the Company entered into two interest rate swap contracts each with initial notional amounts of $323.1 million to hedge the variable interest payments on the portion of the Notes allocable to aircraft under fixed rate rentals. The notional amounts will decrease over time. The terms of the interest rate swap contracts provide for the payment of a fixed rate of 4.93% in exchange for receipt of floating one month LIBOR on the notional amount. These interest rate swaps have a start date of November 14, 2007 and a termination date of October 14, 2015.

The derivatives are accounted for as cash flow hedges. The changes in fair value of the derivatives are recorded into accumulated other comprehensive losses after the provision for income taxes. The Company recorded an unrealized loss of $1.1 million, after the applicable tax benefit of $0.2 million, into other comprehensive losses for the three months ended September 30, 2007 and for the period from May 3, 2007 (incorporation date) to September 30, 2007.

To protect against rising interest rates in connection with the Company’s IPO and Securitization, JET-i entered into two interest rate swap options for the benefit of B&B Air. The interest rate swap options provided the Company with an option to enter into interest rate swap agreements for a portion of the Notes at a fixed rate of 5.43%. In September 2007, the Company agreed to share a portion of the cost of the interest rate swap option with JET-i and recorded into expense its share of the hedging costs amounting to $1.7 million. On September 27, 2007, B&B Air entered into separate interest rate swap agreements that provided for payments based on a fixed rate of 4.93% in exchange for receipts of floating one-month LIBOR.

Babcock & Brown Air Limited

Notes to the Consolidated Financial Statements
For the period from May 3, 2007 (incorporation date) to September 30, 2007
(Unaudited)

5. SHAREHOLDERS’ EQUITY

In connection with its formation, B&B Air issued 1,000,000 common shares for an aggregate of $10,000 to Babcock & Brown. The Company’s common shares are non-convertible. Subsequent to September 30, 2007, these shares were repurchased and cancelled.

In connection with its Offerings, as of September 26, 2007 the Company had received subscriptions for a total of 33,603,450 of its Shares at an offering price of $23.00 per share. Subscriptions for 18,695,650 Shares were received in connection with the Company’s IPO and subscriptions for an additional 14,907,800 Shares were received in connection with a concurrent private placement. Subscriptions receivable totalling $772.9 million were recorded as of September 30, 2007.

On October 2, 2007, the Company completed its Offerings and received approximately $454.2 million in cash from the Offerings, and approximately $318.7 million in the form of interest-bearing notes receivable from certain participants in the private placement. As of October 31, 2007, the notes receivable have an aggregate outstanding principal balance of approximately $62.2 million.

In connection with the Offerings, B&B Air incurred costs including underwriting, legal and other professional fees aggregating $26.4 million.

The components of comprehensive loss for the three months ended September 30, 2007 and for the period from May 3, 2007 (incorporation date) to September 30, 2007 are presented below (in thousands)

Net loss	$(2,070)
Unrealized loss on derivative instruments, net of tax benefit	(1,099)
Comprehensive loss	$(3,169)

As of September 30, 2007, the accumulated unrealized losses on derivative instruments, net of tax benefits, totalled $1.1 million.

6. RELATED PARTY TRANSACTION

Babcock & Brown has incurred costs for various expenses, primarily professional fees and administrative costs on behalf of the Company. At September 30, 2007, the Company owed Babcock & Brown $1.0 million for these reimbursable expenses. Amounts have been included in payables to affiliates on the accompanying consolidated balance sheet.

In October 2007, the Company entered into management, servicing and administrative servicing agreements with Babcock & Brown which authorizes Babcock & Brown to perform lease servicing, remarketing, debt compliance and other administrative functions for B&B Air. In consideration for these services, Babcock & Brown will receive fees pursuant to these agreements.

The Company owes JET-i approximately $1.7 million in hedging costs for its share of the costs incurred by JET-i for hedging transactions it entered into for the benefit of B&B Air. In addition, the Company owes JET-i Holdings approximately $0.5 million for professional fees incurred and paid on behalf of B&B Air.

Babcock & Brown Air Limited

Notes to the Consolidated Financial Statements
For the period from May 3, 2007 (incorporation date) to September 30, 2007
(Unaudited)

In consideration for arranging the transactions associated with the Offerings, certain participants in the private placement have agreed to pay the Company an aggregate of $3.0 million for their share of certain expenses of the Offerings.

7. SUBSEQUENT EVENTS

On October 2, 2007, the Company completed its Offerings and received gross proceeds totalling approximately $772.9 million. Of this amount, approximately $454.2 million was received in cash and approximately $318.7 million was received in the form of interest-bearing notes receivable from certain participants in the private placement.

On October 2, 2007, the Company’s subsidiary, Babcock & Brown Air Funding I Limited, also completed the issuance of $853.0 million of Notes at an offering price of 99.71282% or $850.6 million as part of the Securitization.

As of October 31, 2007, the Company had acquired 33 aircraft from JET-i and one aircraft from a company managed by Babcock & Brown for a total base purchase price of approximately $1,032.2 million.

On November 7, 2007, the Company’s subsidiary, Babcock & Brown Air Acquisition entered into a Credit Facility with an affiliate of Credit Suisse Securities (USA) LLC and other third party lenders. The Credit Facility will allow B&B Air Acquisition to fund up to $1.2 billion in additional acquisitions. Such acquisitions will be funded by the $1,104.0 million provided by the facility and $96.0 million of an equity contribution the Company will provide to B&B Air Acquisition and which must be fully utilized before any of the $1,104 million of credit available under the facility may be drawn. The Credit Facility is structured with a two-year revolving period and an additional three-year term period, providing B&B Air Acquisition with up to five years of financing on its aircraft acquisitions.

JET-i Leasing LLC

Predecessor Consolidated Balance Sheets

AS OF SEPTEMBER 30, 2007 (UNAUDITED) AND DECEMBER 31, 2006

	Note	September 30, 2007	December 31, 2006 (Audited)
		(Dollars in thousands)
Assets
Cash and cash equivalents		$21	$20
Rent receivables		—	740
Restricted cash and cash equivalents	2	127,613	101,194
Flight equipment under operating leases, net	3	1,059,800	822,234
Investment in direct finance leases, net	4	74,778	75,635
Other assets, net	5	12,175	11,052
Total assets		1,274,387	1,010,875
Liabilities
Accounts payable and accrued liabilities		8,199	7,394
Rentals received in advance		4,502	4,488
Payable to related parties		15,631	5,438
Security deposits		22,774	21,335
Maintenance payment liability		47,151	30,141
Aircraft warehouse credit facility	6	1,057,354	820,626
Aircraft warehouse credit facility – related parties	6	80,522	80,519
Other liabilities	8	18,065	13,234
Total liabilities		1,254,198	983,175
Member’s capital
Member’s contributions		35,964	35,964
Accumulated deficit		(15,775)	(8,264)
Total member’s capital		20,189	27,700
Total liabilities and member’s capital		$1,274,387	$1,010,875

The accompanying notes are an integral part of these predecessor consolidated financial statements.

JET-i Leasing LLC

Predecessor Consolidated Statements of Operations

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

(UNAUDITED)

	Note	Three months ended September 30,		Nine months ended September 30,
		2007	2006	2007	2006
		(Dollars in thousands)
Revenues
Operating lease revenue	3	$33,350	$18,299	$95,012	$33,525
Finance lease income	4	2,464	421	7,415	421
Other revenues		—	—	750	—
Total revenues		35,814	18,720	103,177	33,946
Expenses
Depreciation		11,243	6,359	31,120	11,082
Interest expense, net		31,137	19,850	57,262	25,654
Interest expense – related party		3,640	1,960	10,236	4,081
Hedging costs		5,423	—	5,423	—
Selling, general and administrative		1,357	834	3,850	1,668
Maintenance and other leasing costs		370	121	1,998	494
Total expenses		53,170	29,124	109,889	42,979
Net loss from continuing operations before provision for income taxes		(17,356)	(10,404)	(6,712)	(9,033)
Provision for income taxes	7	87	—	799	—
Net loss		$(17,443)	$(10,404)	$(7,511)	$(9,033)

The accompanying notes are an integral part of these predecessor consolidated financial statements

JET-i Leasing LLC

Consolidated Statements of Member’s Capital

FOR THE YEAR ENDED DECEMBER 31, 2006 AND

NINE MONTHS ENDED SEPTEMBER 30, 2007

(UNAUDITED)

	Member’s Contributions	Accumulated Deficit	Total Member’s Capital
	(Dollars in thousands)
Balance December 31, 2005	$26,673	$(792)	$25,881
Capital contributions	9,291	—	9,291
Net loss	—	(7,472)	(7,472)
Balance December 31, 2006 (Audited)	35,964	(8,264)	$27,700
Net loss	—	(7,511)	(7,511)
Balance September 30, 2007	$35,964	$(15,775)	$20,189

The accompanying notes are an integral part of these predecessor consolidated financial statements

JET-i Leasing LLC

Consolidated Statements of Cash Flows

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

(UNAUDITED)

	2007	2006
	(Dollars in thousands)
Cash Flows from Operating Activities
Net loss	$(7,511)	$(9,033)
Adjustments to reconcile net loss to net cash flow provided by operating activities:
Depreciation	31,120	11,082
Amortization of debt issuance costs	1,627	1,517
Amortization of lease discounts and other related lease items	(1,729)	(976)
Mark-to-market of non-hedge derivatives	5,746	6,686
Direct finance lease income	(7,415)	(421)
Changes in operating assets and liabilities:
Rent receivables	740	(352)
Other assets	(2,537)	173
Accounts payable and accrued liabilities	977	9,878
Rentals received in advance	14	2,670
Maintenance payment liability retained	(1,465)	—
Accrued interest payable	384	2,099
Other liabilities	924	9,157
Net cash flows provided by operating activities	$20,875	$32,480
Cash Flows from Investing Activities
Purchase of flight equipment	$(263,480)	$(578,405)
Lessor contributions to maintenance	(5,206)	(9,805)
Deposits on flight equipment purchases	300	1,600
Investment in finance leases	—	(17,423)
Proceeds from finance leases	8,100	595
Net cash flows used in investing activities	$(260,286)	$(603,438)
Cash Flows from Financing Activities
Movement in restricted cash	$(26,419)	$(69,534)
Proceeds from security deposits	6,213	21,549
Proceeds from maintenance payment liability	24,715	29,804
Security deposits paid	(4,774)	(5,015)
Maintenance payment liability paid	(6,240)	(741)
Proceeds from aircraft warehouse credit facility	260,173	565,074
Proceeds from aircraft warehouse credit facility – related party	—	28,337
Repayments of aircraft warehouse credit facility	(23,826)	(4,495)
Loan issuance costs	(623)	(874)
Financing from affiliates	10,193	6,873
Net cash flows provided by financing activities	$239,412	$570,978

	2007	2006
	(Dollars in thousands)
Net increase in cash	$1	$20
Cash at beginning of period	20	—
Cash at end of period	$21	$20

Supplemental Disclosure of Cash Flow Activity:
Interest paid	$64,170	$21,436
Taxes paid	7	6
Conversion of payable to related party to capital contribution	—	9,291

The accompanying notes are an integral part of these predecessor consolidated financial statements.

JET-i Leasing LLC

Notes to the Predecessor Consolidated Financial Statements
For the Nine Months Ended September 30, 2007
(Unaudited)

1. ORGANIZATION

JET-i Leasing LLC (‘‘JET-i’’ or “Predecessor”) was formed in Delaware on September 14, 2005 for the purpose, directly and indirectly through its subsidiaries, of engaging in the business of financing, acquiring, leasing and selling commercial jet aircraft to airlines throughout the world. JET-i commenced operations on November 22, 2005 with the finalization of its warehouse credit facility as described in Note 6. JET-i is operated and managed as a single operating segment and is primarily engaged in the acquisition and leasing of commercial jet aircraft to airlines throughout the world.

JET-i is a wholly-owned subsidiary of JET-i Holdings LLC (“Holdings”). Holdings serves as the Manager of JET-i (the “Manager”). Through various contracts, JET-i has contracted with subsidiaries of Babcock & Brown Limited (collectively “B&B” or “Babcock & Brown”), a company listed on the Australian Stock Exchange, to: (i) arrange debt; (ii) arrange aircraft acquisitions and dispositions; and (iii) perform lease servicing, remarketing, debt compliance and other administrative functions. B&B owns directly and indirectly, 25.9% and 6.5% of Holdings.

JET-i is the predecessor to Babcock & Brown Air Limited (“B&B Air”). B&B Air was incorporated in Bermuda on May 3, 2007 for the purposes of acquiring 44 commercial jet aircraft from JET-i and three aircraft from three companies in which B&B has an ownership interest (the “Initial Portfolio”). B&B Air will fund the purchase price of its Initial Portfolio with the net proceeds of an initial public offering (“IPO”) of B&B Air’s common shares in the form of American Depository Shares (“Shares”); a concurrent private placement of its common shares to existing equity holders of JET-i, including B&B, and certain funds managed by a company in which Babcock & Brown has an interest (together with the IPO, the “Offerings”); and issuance of aircraft lease-backed Class G-1 notes (the “Notes”).

As of September 26, 2007, B&B Air had received subscriptions for a total of 33,603,450 of its Shares at the subscription offering price of $23.00 per Share. Subscriptions for 18,695,650 Shares were received in connection with B&B Air’s IPO and subscriptions for an additional 14,907,800 were received in connection with a concurrent private placement.

On October 2, 2007, B&B Air completed its Offerings and received gross proceeds totalling approximately $772.9 million. Of this amount, approximately $454.2 million was received in cash and approximately $318.7 million was received in the form of interest-bearing notes receivable from certain participants in the private placement. Underwriting fees and other offering costs totalling $26.4 million were incurred in connection with B&B Air’s IPO. In consideration for arranging the transactions associated with the Offerings, certain participants in the private placement have agreed to pay B&B Air an aggregate of $3.0 million for their share of certain expenses of the Offerings.

JET-i Leasing LLC

Notes to the Predecessor Consolidated Financial Statements
For the Nine Months Ended September 30, 2007
(Unaudited)

B&B Air will acquire the 44 aircraft owned by JET-i for a base purchase price of approximately $1,365.9 million. The base purchase price will be adjusted downwards by the amount of rents received by JET-i from October 2, 2007 through the date of delivery of the aircraft and adjusted upwards by the amount of aircraft expenditures paid by JET-i during such period. The base purchase price will also be adjusted by the amount of any investment earnings on certain funds B&B Air has deposited in separate accounts pending delivery of the aircraft. Under the terms of the Asset Purchase Agreement, all aircraft or the related ownership interest in the aircraft owning entities are to be delivered to B&B Air within a period of 210 days following the completion of its initial public offering or no later than April 28, 2008.

As of October 31 2007, JET-i had sold 32 aircraft to B&B Air for a total base purchase price of $1,002.5 million. JET-i currently expects to complete the transfer of substantially all of the remaining aircraft to B&B Air by December 31, 2007.

The transfer of aircraft to B&B Air by JET-i pursuant to the Asset Purchase Agreement will not result or require the dissolution of JET-i or other changes to its corporate structure. JET-i has maintained and will continue to maintain a separate legal existence from B&B Air.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PREPARATION AND PRINCIPLES OF CONSOLIDATION

JET-i is a holding company that conducts its business through wholly-owned subsidiaries. The consolidated financial statements presented are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”), and all intercompany transactions and balances have been eliminated. The consolidated financial statements include the accounts of JET-i and all of its subsidiaries. In instances where JET-i is the primary beneficiary, JET-i would consolidate a Variable Interest Entity (“VIE”) in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”). The predecessor consolidated financial statements are stated in United States Dollars, which is the principal operating currency of JET-i.

Certain amounts in the predecessor consolidated financial statements have been reclassified to conform to the current presentation.

The accompanying consolidated financial statements are unaudited and have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial reporting and, in our opinion, reflect all adjustments, including normal recurring items which are necessary to present fairly the results for interim periods. Operating results for the periods presented are not necessarily indicative of the results that may be expected for the entire year. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with GAAP have been omitted in accordance with the rules and regulations of the SEC; however, we believe that the disclosures are adequate to make information presented not misleading.

JET-i Leasing LLC

Notes to the Predecessor Consolidated Financial Statements
For the Nine Months Ended September 30, 2007
(Unaudited)

RISKS AND UNCERTAINTIES

In the normal course of business, JET-i encounters two significant types of economic risk: credit and market. Credit risk is the risk of a lessee’s inability or unwillingness to make contractually required payments. Market risk reflects the change in the value of derivatives and credit facilities due to changes in interest rate spreads or other market factors, including the value of collateral underlying the credit facilities. JET-i believes that the carrying values of its investments and obligations are reasonable taking into consideration these risks along with estimated collateral values, payment histories and other relevant financial information.

In addition, JET-i is dependent upon the viability of the commercial aviation industry, which affects JET-i’s ability to service existing and future leases on its flight equipment. Overcapacity and high levels of competition in some geographical markets may create unscheduled lease returns and possible supply surpluses, which may create pressure on rentals and flight equipment values. The value of JET-i’s flight equipment under operating leases and investment in direct finance leases is subject to fluctuations in the values of commercial aircraft worldwide. A material decrease in values could have a negative effect on lease rentals and residual values and may require recognition of an impairment in the carrying value of the flight equipment.

USE OF ESTIMATES

The preparation of predecessor consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the predecessor consolidated financial statements and accompanying notes. For JET-i, the use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, deferred tax assets, accruals and reserves. To the extent available, JET-i utilizes industry specific resources and other materials to support estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

JET-i considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

RENT RECEIVABLES

Rent receivables represent unpaid, current lease obligations of lessees under existing lease contracts. The allowance for doubtful accounts is maintained at a level believed adequate by management to absorb probable losses inherent in rent receivables and is established on a specific identification basis. The assessment of default risk is primarily based on the extent to which amounts outstanding exceed the value of security held, the financial strength and condition of a debtor and the current economic conditions of the debtor’s operating environment and geographical areas, including regulatory guidance and general

JET-i Leasing LLC

Notes to the Predecessor Consolidated Financial Statements
For the Nine Months Ended September 30, 2007
(Unaudited)

economic conditions. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows and consideration of current environmental factors and economic trends, all of which may be susceptible to significant change. Uncollectible rent receivables are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for credit losses is recorded based on management’s periodic evaluation of the factors previously mentioned, as well as other pertinent factors.

RESTRICTED CASH AND CASH EQUIVALENTS

Pursuant to JET-i’s aircraft warehouse credit facility agreement, certain payments received from lessees serve as collateral to the lenders and are thus subject to withdrawal restrictions. JET-i’s restricted cash and cash equivalents consists primarily of (i) security deposits and maintenance payments received from lessees under the terms of various lease agreements, (ii) rent collections and (iii) other cash, all of which are subject to withdrawal restrictions pursuant to the order of priority governed by JET-i’s aircraft warehouse credit facility which is further described in Note 6.

All restricted cash is held by a major financial institution.

FLIGHT EQUIPMENT UNDER OPERATING LEASES, NET

Flight equipment under operating lease is recorded at cost and depreciated on a straight-line basis over its remaining useful life to estimated residual value. Useful life is based on 25 years from the date of manufacture for new assets and is adjusted based on the current age of used aircraft. Residual values are generally estimated to be 15% of original manufacturer’s estimated realized price for the flight equipment when new. Management may, at its discretion, make exceptions to this policy on a case by case basis when, in its judgement, the residual value calculated pursuant to this policy does not appear to reflect current expectations of residual values. Examples of such situations include, but are not limited to:

•	Flight equipment where original manufacturer’s prices are not relevant due to plane modifications and conversions.
•	Flight equipment which is out of production and may have a shorter useful life or lower residual value due to obsolescence.

Estimated residual values and useful lives of flight equipment are reviewed and adjusted if appropriate, at each reporting period. As of September 30, 2007 and December 31, 2006, management’s estimates of residual values for flight equipment under operating leases averaged 14.8% of the original manufacturer’s estimated realized price.

Major improvements and modifications incurred in connection with the acquisition of aircraft that are required to get the aircraft ready for initial service are capitalized and depreciated over the remaining life of the flight equipment.

JET-i Leasing LLC

Notes to the Predecessor Consolidated Financial Statements
For the Nine Months Ended September 30, 2007
(Unaudited)

Lease acquisition costs related to reconfiguration of the aircraft cabin and other lessee specific modifications are capitalized and amortized into expense over the term of the lease, assuming no lease renewals and are included in other assets.

Generally, lessees are required to provide for repairs, scheduled maintenance and overhauls during the lease term and to be compliant with return conditions of flight equipment at lease termination. Costs paid by JET-i for scheduled maintenance and overhauls in excess of amounts paid by lessees that materially increase long term value or useful life of the flight equipment are capitalized and depreciated over a period to the next scheduled maintenance or overhaul event. Miscellaneous repairs are expensed when incurred.

At the time of aircraft acquisition, JET-i evaluates whether the lease acquired with the aircraft is at fair market value. A lease premium is recognized when it is determined that the acquired lease’s terms are above market value; lease discounts are recognized when it is determined that the acquired lease’s terms are below fair market value. Lease premiums are capitalized into other assets and lease discounts are recorded in other liabilities and both are amortized on a straight-line basis to rent revenue over the lease term.

JET-i does not provide financial information for aircraft prior to its acquisition as these are considered to be asset acquisitions. Aircraft are typically subject to triple-net leases under which the lessee is responsible for maintenance, insurance and taxes.

Flight Equipment Held for Sale

In accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”), flight equipment is classified as held for sale when authorized members of management commit to and commence a plan of sale that is reasonably expected to be completed within one year. Flight equipment held for sale is stated at the lower of carrying value or fair value less estimated costs to sell.

Flight equipment held for sale is not depreciated and related deferred costs are not amortized. Subsequent changes to the asset’s fair value, either increases or decreases are recorded as adjustments to the carrying value of the flight equipment; however, any such adjustment would not exceed the original carrying value of the flight equipment held for sale. The rent received from flight equipment held for sale and related interest expense, net of income taxes, are reported in income from discontinued operations.

Flight equipment intended for sale beyond one year of the latest reporting period remains classified as Flight Equipment Under Operating Leases and continues to be depreciated over its remaining useful life until such time the sale closing date is less than one year away.

While management currently expects that all 44 aircraft held by JET-i as of September 30, 2007 will be transferred to B&B Air prior to December 31, 2007, these aircraft have not been identified as held for sale. B&B Air will account for the aircraft at JET-i’s book value as of the date the aircraft is transferred.

JET-i Leasing LLC

Notes to the Predecessor Consolidated Financial Statements
For the Nine Months Ended September 30, 2007
(Unaudited)

Impairment of Flight Equipment

JET-i applies SFAS No. 144 when addressing the financial accounting and reporting for impaired flight equipment and flight equipment that it intends to dispose of. In accordance with SFAS No. 144, JET-i evaluates flight equipment for impairment where circumstances indicate that the carrying amounts of such assets may not be recoverable. The review for recoverability includes an assessment of the estimated future cash flows associated with the use of an asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, JET-i will assess whether the fair values of the flight equipment exceed the carrying value and an impairment loss is required. The impairment loss is measured as the excess of the carrying amount of the impaired asset over its fair value. Fair value reflects the present value of cash expected to be received from the aircraft in the future, including its expected residual value discounted at a rate commensurate with the associated risk. Future cash flows are assumed to occur under the current market conditions and assume adequate time for a sale between a willing buyer and a willing seller. Expected future lease rates are based on all relevant information available, including the existing lease, current contracted rates for similar aircraft, appraisal data and industry trends. Residual value assumptions generally reflect an aircraft’s booked residual, except where more recent industry information indicates a different value is appropriate.

The preparation of these impairment analyses requires the use of assumptions and estimates, including the level of future rents, the residual value of the flight equipment to be realized upon sale at some date in the future, estimated downtime between re-leasing events and the amount of re-leasing costs.

INVESTMENT IN DIRECT FINANCE LEASES

In accordance with SFAS No. 13, Accounting for Leases, JET-i has recorded certain leases as Investment in Direct Finance Lease which consists of lease receivables, plus the estimated residual value of the equipment on lease termination date less unearned income. Lease receivables represent the total rent to be received over the term of the lease reduced by rent already collected. Initial unearned income is the amount by which the original sum of the lease receivable and the estimated residual value exceeds the original cost of the leased equipment. Unearned income is amortized to finance lease income over the lease term in a manner that produces a constant rate of return on the net investment in the lease.

JET-i Leasing LLC

Notes to the Predecessor Consolidated Financial Statements
For the Nine Months Ended September 30, 2007
(Unaudited)

DERIVATIVE FINANCIAL INSTRUMENTS

JET-i uses derivative financial instruments to manage its exposure to interest rate risks. Derivatives are accounted for in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”). All derivatives are recognized on the balance sheet at their fair value. Changes in the fair value of a derivative that is designated and qualifies as a cash flow hedge, to the extent that the hedge is effective, are recorded in accumulated other comprehensive income until earnings are affected by the variability of cash flows of the hedged transaction. Any hedge ineffectiveness (which represents the amount by which the change in the fair value of the derivative exceeds the variability in the cash flows of the forecasted transaction) is recorded in income. Changes in the fair value of derivative financial instruments that do not qualify for hedge treatment under SFAS No. 133 are recorded in income. For the three and nine months ended September 30, 2007 and 2006, JET-i had unrealized losses of $12.7 million, $9.6 million, $5.7 million and $6.7 million, respectively, from undesignated derivative activities that were included in interest expense.

In October 2007, JET-i paid $12.5 million to the swap counterparty to terminate all its derivative financial instruments.

OTHER ASSETS, NET

Other assets consist primarily of debt issuance costs, unamortized lease premiums, initial direct lease costs and other receivables. JET-i capitalizes costs incurred in arranging financing as debt issuance costs. Debt issuance costs are amortized to interest expense using the effective interest method for amortizing loans and on a straight-line basis for revolving credit facilities over the lives of the related debt.

SECURITY DEPOSITS

In the normal course of leasing aircraft to third parties under its lease agreements, JET-i receives cash or a letter of credit as security for contractual obligations of the lessees. At September 30, 2007 and December 31, 2006, security deposits represent cash received from the lessee that is held on deposit until termination of the lease.

MAINTENANCE PAYMENT LIABILITY

JET-i’s flight equipment are typically subject to triple-net leases under which the lessee is responsible for maintenance, insurance and taxes. JET-i’s operating leases also obligate the lessees to maintain flight equipment and comply with all governmental requirements applicable to the flight equipment, including without limitation, operational, maintenance, registration requirements and airworthiness directives.

Cash collected from lessees under the terms of the lease agreements for future maintenance of the aircraft are recorded as maintenance payment liabilities. Maintenance payment liabilities are attributable to specific aircraft. Upon occurrence of qualified maintenance events, the lessee submits a request for reimbursement and upon disbursement of the funds, the liability is relieved.

JET-i Leasing LLC

Notes to the Predecessor Consolidated Financial Statements
For the Nine Months Ended September 30, 2007
(Unaudited)

In some leases JET-i may be obligated to contribute to maintenance related expenses on an aircraft during the term of the lease. In other instances, the lessee or JET-i may be obligated to make a payment to the counterparty at the end of lease based on a computation stipulated in the lease agreement. The calculation is based on the utilization and condition of the airframe, engines and other major life-limited components as determined at lease termination.

JET-i may also incur maintenance expenses on off-lease aircraft. Scheduled major maintenance or overhaul activities and costs for certain high-value components that are paid by the Company are capitalized and depreciated over the estimated useful life of such maintenance or components.

Amounts paid by JET-i for maintenance, repairs and re-leasing of aircraft that do no extend the useful life of flight equipment are expensed as incurred.

Maintenance payment liability balances at the end of a lease or any amount received as part of a redelivery adjustment are recorded as lease revenue at lease termination. When flight equipment is sold, the reserve amounts which are not specifically assigned to the buyer are released from the balance sheet as part of the disposition gain or loss. During the three months ended September 30, 2007 and 2006, no lease revenue was recognized at lease termination. During the nine months ended September 30, 2007 and 2006, JET-i recognized $1.5 million and $0, respectively, as lease revenue at lease termination.

REVENUE RECOGNITION

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. Where revenue amounts do not meet these recognition criteria, they are deferred and recognized in the period in which the recognition criteria are met.

Operating Lease Revenue

JET-i receives operating lease revenues from flight equipment under operating leases. Rental income from aircraft rents is recognized on a straight-line basis over the initial term of the respective lease, which generally ranges from 13 months to 15 years. The operating lease agreements generally do not provide for purchase options, however, the leases may allow the lessee the option to extend the lease for an additional term. Contingent rents are recognized as revenue when they are due and payable. Revenue is not recognized when collection is not reasonably assured.

Finance Lease Income

Revenue from direct finance leases is recognized on the interest method to produce a level yield over the life of the finance lease. Expected unguaranteed residual values of leased assets at the expiration of the lease terms are based on JET-i’s assessment of residual values using industry specific resources and other materials.

JET-i Leasing LLC

Notes to the Predecessor Consolidated Financial Statements
For the Nine Months Ended September 30, 2007
(Unaudited)

Sale of Assets

Revenue from sales of assets is recognized at the time title is transferred and delivery has occurred, the price is fixed and determinable, and collectability is probable.

TAXES

JET-i provides for income taxes, of its taxable subsidiaries, under the provisions of SFAS No. 109, Accounting for Income Taxes (“SFAS No. 109”). Deferred income tax assets and liabilities are recognized for the future tax consequences of temporary differences between the financial statement and tax basis of existing assets and liabilities at the enacted tax rates expected to apply when the assets are recovered or liabilities are settled. A valuation allowance is used to reduce deferred tax assets to the amounts ultimately expected to be more-likely-than-not realized.

NEW ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2007, JET-i adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN No. 48”), which clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109. FIN No. 48 prescribes a recognition threshold of more-likely-than-not to be sustained upon examination. Measurement of the tax uncertainty occurs if the recognition threshold has been met. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Adoption of FIN No. 48 did not have a material impact on JET-i’s financial position or results of operations. JET-i has elected to classify interest on unpaid income taxes and penalties as a component of the provision for income taxes.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”). This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies in conjunction with other accounting pronouncements that require or permit fair value measurements. This Statement shall be effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. JET-i is in the process of analyzing the impact of SFAS No. 157, if any.

In September 2006, the FASB issued FASB Staff Position No. AUG AIR-1, Accounting for Planned Maintenance Activities (“FSP”). This FSP amends certain provisions in the AICPA Industry Guide, Audits of Airlines and eliminates the accrue-in-advance method of accounting for planned major maintenance activities. JET-i applies the deferral method which requires that the actual maintenance costs for major overhauls are capitalized and depreciated over the period until the next overhaul is required.

JET-i Leasing LLC

Notes to the Predecessor Consolidated Financial Statements
For the Nine Months Ended September 30, 2007
(Unaudited)

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of SFAS No. 115 (“SFAS No. 159”) which permits entities the option to measure many financial instruments and certain other items at fair value. The fair value option established by SFAS No. 159 permits entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. JET-i is currently evaluating whether to adopt the fair value option and the impact, if any, of applying the guidance provided by SFAS No. 159.

3. FLIGHT EQUIPMENT UNDER OPERATING LEASES

Flight equipment under operating leases consists of the following as of September 30, 2007 and December 31, 2006:

	2007	2006
	(Dollars in thousands)
Cost	$1,109,052	$840,366
Accumulated depreciation	(49,252)	(18,132)
Net Flight Equipment Under Operating Lease	$1,059,800	$822,234

JET-i has capitalized $5.3 million and $9.8 million of major maintenance activities and costs for the nine-month period ended September 30, 2007 and for the year ended December 31, 2006, respectively. These amounts have been included in Flight Equipment Under Operating Leases.

JET-i leases aircraft to airlines throughout the world and accordingly lease receivables are due from lessees worldwide and are payable in US dollars. JET-i manages its credit risk exposure by obtaining either security deposits, letters of credit or guarantees from its lessees.

JET-i did not have any customer that accounted for 10% or more of operating lease revenue for the three months ended September 30, 2007. JET-i had three customers that accounted for 12%, 12%, and 11% of operating lease revenue for the three months ended September 30, 2006, respectively. JET-i had one customer that accounted for 10% of operating lease revenue for the nine months ended September 30, 2007, and had three customers that accounted for 14%, 12%, and 11% of operating lease revenue for the nine months ended September 30, 2006, respectively.

JET-i Leasing LLC

Notes to the Predecessor Consolidated Financial Statements
For the Nine Months Ended September 30, 2007
(Unaudited)

The distribution of operating lease revenue by geographic region is as follows:

	Three months ended September 30,
	2007		2006
	(Dollars in thousands)
Europe – Developed:
United Kingdom	$3,360	10%	$2,086	11%
France	1,260	4%	2,064	11%
Other	5,067	15%	2,216	13%
Europe – Developed	9,687	29%	6,366	35%
Asia Pacific:
India	5,282	16%	3,165	17%
China	4,339	13%	1,291	7%
Other	1,034	3%	—	—
Asia Pacific	10,655	32%	4,456	24%
North America:
United States	2,534	8%	2,533	14%
Canada	1,259	3%	1,260	7%
North America	3,793	11%	3,793	21%
Europe - Emerging	2,111	7%	2,029	11%
South and Central America
Mexico	5,298	16%	1,655	9%
Other	1,806	5%	—	—
South and Central America	7,104	21%	1,655	9%
Total Operating Lease Revenue	$33,350	100%	$18,299	100%

The amortization of acquired lease discounts included as a component of operating lease revenue was $0.6 million for each of the three months ended September 30, 2007 and 2006, respectively.

JET-i Leasing LLC

Notes to the Predecessor Consolidated Financial Statements
For the Nine Months Ended September 30, 2007
(Unaudited)

	Nine months ended September 30,
	2007		2006
	(Dollars in thousands)
Europe – Developed:
United Kingdom	$8,601	9%	$5,329	16%
France	5,559	6%	4,192	13%
Other	15,683	17%	5,204	15%
Europe – Developed	29,843	32%	14,725	44%
Asia Pacific:
India	15,861	17%	6,764	20%
China	10,283	11%	1,290	4%
Other	1,540	1%	—	—
Asia Pacific	27,684	29%	8,054	24%
North America:
United States	7,601	8%	5,406	16%
Canada	3,779	4%	1,610	5%
North America	11,380	12%	7,016	21%
Europe - Emerging	4,974	5%	2,029	6%
South and Central America
Mexico	15,713	17%	1,701	5%
Other	5,418	5%	—	—
South and Central America	21,131	22%	1,701	5%
Total Operating Lease Revenue	$95,012	100%	$33,525	100%

The amortization of acquired lease discounts included as a component of operating lease revenue was $1.8 million and $1.0 million for the nine months ended September 30, 2007 and 2006, respectively.

JET-i Leasing LLC

Notes to the Predecessor Consolidated Financial Statements
For the Nine Months Ended September 30, 2007
(Unaudited)

The distribution of the net book value of flight equipment by geographic region is as follows:

	At September 30, 2007		At December 31, 2006
	(Dollars in thousands)
Europe – Developed:
United Kingdom	$110,444	10%	$68,923	8%
Other	163,931	16%	139,770	17%
Europe – Developed	274,375	26%	208,693	25%
Asia Pacific:
India	188,784	18%	193,772	24%
China	155,202	15%	42,146	5%
Other	39,348	3%	—	—
Asia Pacific	383,334	36%	235,918	29%
North America:
United States	82,559	8%	84,651	10%
Canada	42,372	4%	43,484	5%
North America	124,931	12%	128,135	15%
Europe – Emerging	63,952	6%	64,046	8%
South and Central America:
Mexico	163,683	15%	134,004	16%
Other	49,525	5%	51,438	7%
South and Central America	213,208	20%	185,442	23%
Total Flight Equipment	$1,059,800	100%	$822,234	100%

The classification of operating lease revenues and flight equipment assets by geographic region in the tables and discussion above is based on the principal operating location of the aircraft lessee.

4. NET INVESTMENT IN DIRECT FINANCE LEASES

At September 30, 2007 and December 31, 2006, JET-i’s net investment in direct finance leases is attributable to four planes leased to a single North American lessee for terms of 15 years. JET-i recognized $2.5 million and $0.4 million of finance lease income during the three months ended September 30, 2007 and 2006, respectively. JET-i recognized $7.4 million and $0.4 million of finance lease income during the nine months ended September 30, 2007 and 2006, respectively. The implicit interest rates in the finance leases range from 13% to 15%.

JET-i Leasing LLC

Notes to the Predecessor Consolidated Financial Statements
For the Nine Months Ended September 30, 2007
(Unaudited)

JET-i’s net investment in direct finance lease consist of the following:

	September 30, 2007	December 31, 2006
	(Dollars in thousands)
Total minimum lease payments receivable	$144,900	$153,000
Estimated unguaranteed residual value of leased assets	41,200	41,200
Unearned finance income	(111,322)	(118,565)
Net Investment in Direct Finance Leases	$74,778	$75,635

In October 2007, these four aircraft and their associated leases were transferred to B&B Air for a base purchase price of $90.1 million.

5. OTHER ASSETS, NET

The following table describes the principal components of JET-i’s other assets, net at September 30, 2007 and December 31, 2006:

	At September 30, 2007	At December 31, 2006
	(Dollars in thousands)
Loan issuance costs, net	$9,150	$10,154
Deposits for aircraft acquisitions	—	300
Other	3,025	598
Total Other Assets	$12,175	$11,052

Amortization of loan issuance costs was $0.6 million and $0.5 million during the three month periods ended September 30, 2007 and 2006, respectively. Amortization of loan issuance costs was $1.6 million and $1.5 million during the nine month periods ended September 30, 2007 and 2006, respectively.

JET-i Leasing LLC

Notes to the Predecessor Consolidated Financial Statements
For the Nine Months Ended September 30, 2007
(Unaudited)

6. AIRCRAFT WAREHOUSE CREDIT FACILITY

Aircraft Warehouse Credit Facility:	Facility Limit	At September 30, 2007	At December 31, 2006
	(Dollars in thousands)
Principal – Tranche A	$960,000	$894,349	$658,002
Principal – Tranche B	160,000	160,000	160,000
Accrued interest		3,005	2,624
Total Aircraft Warehouse Credit Facility Provided by Third Parties	1,120,000	1,057,354	820,626
Principal – Tranche C	80,000	80,000	80,000
Accrued interest		522	519
Total Aircraft Warehouse Credit Facility Provided by Related Party	80,000	80,522	80,519
Total Aircraft Warehouse Credit Facility	$1,200,000	$1,137,876	$901,145

In November 2005, JET-i entered into an aircraft warehouse credit facility (the “Facility”) to finance up to $1.2 billion of aircraft assets. Tranches A and B are provided by a consortium of third party lenders; Tranche C is provided solely by Holdings. One of the investors in Holdings is also a member of the Tranches A and B consortium of third party lenders. Provided no default has occurred, and subject to lenders’ consent, the Facility amount may be increased to $1.5 billion. Funds are available for draw on a revolving basis for a period of two years after closing (the “Availability Period”). Thirty-six months after the expiration of the Availability Period, JET-i must repay 25% of the principal outstanding as of the end of the Availability Period. Another 25% is repaid in each subsequent quarter until the Facility is fully repaid. Borrowings are collateralized by the assets of JET-i and its special purpose subsidiaries established to own the aircraft.

Borrowings are advanced in three separate tranches – Tranches A, B and C. Fundings are made in reverse order such that the Facility amount related to Tranche C is fully utilized first, then Tranche B and then Tranche A. Tranche A borrowings accrue interest at one-month London Interbank Offered Rate (“LIBOR”) plus a margin of 1.25%. Tranche B borrowings accrue interest at one-month LIBOR plus 4.5%. Tranche C borrowings accrue interest at a rate such that the aggregate monthly interest of the entire Facility reflects an interest rate of one-month LIBOR plus 2.5%. The interest rate, which resets monthly, was 7.00%, 10.25% and 16.76% for Tranche A, B and C, respectively at September 30, 2007; and 6.60%, 9.85% and 13.75%, respectively at December 31, 2006. Monthly payments of principal and interest are made based on available cash after certain expenses, in accordance with the order of priority governed by the Facility. Any unpaid amounts are carried forward and accrue interest at applicable interest rates for each tranche. Unutilized amounts under Tranche A and B accrue commitment fees of 0.3% per annum of

JET-i Leasing LLC

Notes to the Predecessor Consolidated Financial Statements

For the Nine Months Ended September 30, 2007

(Unaudited)

the daily average unutilized balance; however, Tranche B commitment fee starts to accrue six months after the inception of the Facility. In order of security interest, Tranche A ranks above Tranche B, and both Tranche A and B rank above Tranche C.

The facility contains affirmative covenants customary for secured financings, such as the provision of financial information and disclosure of material events affecting JET-i, among others. Further, JET-i must maintain certain interest coverage ratios, a breach of which would cause an event of default under the Facility. Should that occur, all amounts under the Facility are due and payable immediately. To date, JET-i has complied with all covenants under the Facility.

JET-i uses interest rate swaps to manage exposure to interest rate risk. The derivatives allow JET-i to pay fixed interest rates and receive variable interest rates with the swap counterparty over life of the contracts. The fixed interest rates under contract range from 5.11% to 5.71% per annum and have maturity dates through December 2014.

The changes in fair value of the derivatives are recorded into income from continuing operations before provision for income taxes. JET-i recorded $12.7 million and $9.6 million as an increase to interest expense with respect to these derivatives for the three months ended September 30, 2007 and 2006, respectively. JET-i recorded $5.7 million and $6.7 million as an increase to interest expense with respect to these derivatives for the nine month periods ended September 30, 2007 and 2006, respectively.

Subsequent to September 30, 2007, JET-i paid $12.5 million to the swap counterparty to terminate its interest rate swap agreements.

To protect against rising interest rates in connection with B&B Air’s IPO and Securitization, JET-i entered into two interest rate hedge swap options for the benefit of B&B Air. The interest rate swap options provided B&B Air with an option to enter into interest rate swap agreements for a portion of its Notes at a fixed rate of 5.43%. In September 2007, JET-i settled in cash the options and recorded into expense its share of the hedging costs amounting to $5.4 million, net of $1.7 million reimbursed by B&B Air. On September 27, 2007, B&B Air entered into separate interest rate swap agreements that provided for payments based on a fixed rate of 4.93% in exchange for receipts of floating one-month LIBOR.

As of October 31, 2007, JET-i has transferred 32 aircraft to B&B Air for total base consideration of $1,002.5 million. Pursuant to the Facility agreement, proceeds received from the transfers will be used to repay the aircraft’s allocated debt balance. In addition, principal paydowns are applied in order of security interest, first to Tranche A borrowings, followed by Tranche B borrowings and finally, to Tranche C borrowings. Principal paydowns applied to Tranche A borrowings in October 2007 totalled $816.1 million.

JET-i Leasing LLC

Notes to the Predecessor Consolidated Financial Statements

For the Nine Months Ended September 30, 2007

(Unaudited)

7. INCOME TAXES

JET-i has subsidiaries in a number of tax jurisdictions, principally, Ireland, Luxembourg and the United States of America. JET-i is treated as a flow-through entity for U.S. federal and state income tax purposes. JET-i’s member, Holdings, is also a flow-through entity. Accordingly, Holdings’ members report their allocable share of the taxable income in their respective income tax returns.

Income tax expense by tax jurisdiction is summarized below for the periods indicated.

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
	(Dollars in thousand)
Deferred Tax Expense
Ireland	$—	$—	$(14)	$—
Luxembourg	(2)	—	(4)	—
	(2)		(18)
Less valuation allowance	4		4
Total Deferred Tax Expense (Benefit)	2	—	(14)	—
Current Tax Expense
Ireland	69	—	797	$—
Luxembourg	16	—	16	—
Total Current Tax Expense	85	—	813	—
Total Income Tax Expense	$87	$—	$799	$—

JET-i Leasing LLC

Notes to the Predecessor Consolidated Financial Statements

For the Nine Months Ended September 30, 2007

(Unaudited)

The following table describes the principal components of JET-i’s deferred tax asset and liability by jurisdiction at September 30, 2007 and December 31, 2006:

	Ireland	Luxembourg
	(Dollars in thousands)
At September 30, 2007
Excess of tax depreciation over book depreciation	$—	$—
Net operating loss carryforwards	(2)	(4)
	(2)	(4)
Less valuation allowance	—	4
Net Deferred Tax Asset	$(2)	$—
At December 31, 2006
Excess of tax depreciation over book depreciation	$145	$—
Net operating loss carryforwards	(133)	—
Net Deferred Tax Liability	$12	$—

8. OTHER LIABILITIES

The following table describes the principal components of JET-i’s other liabilities at September 30, 2007 and December 31, 2006:

	2007	2006
	(Dollars in thousands)
Derivative liabilities	$11,644	$5,898
Lease discounts	5,321	7,160
Straight-line rent adjustment	273	23
Income taxes payable	800	128
Other	27	25
Total Other Liabilities	$18,065	$13,234

JET-i Leasing LLC

Notes to the Predecessor Consolidated Financial Statements
For the Nine Months Ended September 30, 2007
(Unaudited)

9. COMMITMENTS AND CONTINGENCIES

In November 2006, JET-i entered into an agreement with an unrelated third party to sell one of the aircraft in its portfolio for approximately $11.8 million upon expiration of the current underlying operating lease. Delivery of the aircraft is scheduled for October 2010. This commitment will stay with the aircraft as it is transferred to B&B Air. The aircraft will be classified as held for sale at such time as the sale closing date falls within one year of the current reporting period.

10. RELATED PARTY TRANSACTIONS

JET-i has no employees and has outsourced to B&B the daily operations of the Company through various agreements.

JET-i has entered into a broker agreement with B&B to engage B&B to act as the exclusive arranger of JET-i’s acquisitions and dispositions of aircraft. In consideration for these services, B&B receives a fee equal to 1% of the purchase price of the aircraft on acquisition and 1% of the sales proceeds on aircraft disposition. During the nine months ended September 30, 2007 and 2006, JET-i incurred and paid $2.6 million and $5.9 million, respectively, for services rendered by B&B under this agreement. The amounts paid have been capitalized into the cost of the flight equipment.

JET-i has also entered into a servicing agreement with B&B which authorizes B&B to perform lease servicing, remarketing, debt compliance and other administrative functions for JET-i. In consideration for these services, B&B receives a fee equal to 3.5% of lease revenues. During the three months ended September 30, 2007 and 2006, JET-i incurred expenses of $1.3 million and $0.6 million, respectively under this agreement. During the nine month periods ended September 30, 2007 and 2006, JET-i incurred expenses of $3.5 million and $1.2 million, respectively under this agreement. At September 30, 2007 and December 31, 2006, JET-i owed B&B $0.2 million and $0.2 million, respectively for these expenses.

In the normal course of business, B&B, acting as servicer under this agreement, incurs costs for various expenses, primarily professional fees and administrative costs on behalf of JET-i. At September 30, 2007 and December 31, 2006, JET-i owed B&B $0.8 million and $0.5 million, respectively for these reimbursable expenses. Amounts have been included in payables to related parties on the accompanying consolidated balance sheets.

The debt under Tranche C of the Facility is provided by Holdings. For the three months ended September 30, 2007 and 2006, JET-i has incurred interest expense of $3.7 million and $2.0 million, respectively on this debt. For the nine months ended September 30, 2007 and 2006, JET-i has incurred interest expense of $10.2 million and $4.1 million, respectively on this debt. Additionally, Holdings, for its role as Manager of JET-i earns fees of $10,000 per month. For each of the three month periods ended September 30, 2007 and 2006, JET-i incurred $30,000 for this service, respectively. For each of the nine month periods

JET-i Leasing LLC

Notes to the Predecessor Consolidated Financial Statements
For the Nine Months Ended September 30, 2007
(Unaudited)

ended September 30, 2007 and 2006, JET-i incurred $90,000 for this service. This cost is recorded in selling, general and administrative expense. One of the investors in Holdings is also a member of the Tranches A and B consortium of third party lenders.

In the normal course of business, Holdings has paid for expenses on behalf of the company. At September 30, 2007 and December 31, 2006, JET-i had liabilities outstanding to Holdings of $9.1 million and $5.0 million, respectively which have been included in payables to related parties on the accompanying consolidated balance sheets.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

JET-i’s financial instruments consist principally of cash and cash equivalents, restricted cash and cash equivalents, rent receivables, accounts payable, accrued liabilities and notes payable. The fair value of cash, cash equivalents, restricted cash and cash equivalents, rent receivables and accounts payable and accrued liabilities approximates the carrying value of these financial instruments because of their short term nature. Borrowings under the Facility bear floating rates of interest which reset monthly to a market benchmark rate plus a credit spread. The fair values of JET-i’s notes payable are estimated based on the market prices available for similar issues or on the market interest rates currently available to JET-i on notes with similar terms and average maturities. The estimated fair values of JET-i’s notes receivable and notes payable approximate the carrying amounts reported in the consolidated balance sheets.

Item 2.	Management’s Discussion & Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Interim Report. The unaudited consolidated financial statements for the period from May 3, 2007 (Incorporation Date) to September 30, 2007 have been prepared in accordance with generally accepted accounting principles in the United States and are presented in United States dollars.

Cautionary note regarding forward-looking statements

This report contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects”, “intends”, “anticipates”, “plans”, “believes”, “seeks”, “estimates”, “will”, or words of similar meaning and include, but not limited to, statements regarding the outlook for our future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to, changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. We believe that these factors include, but are not limited to, those described under the heading “Risk Factors” in our prospectus dated September 26, 2007, filed with the SEC in accordance with Rule 424(b) of the Securities Act on September 27, 2007, and elsewhere in this report. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, our actual results may vary in material respects from those projected in these forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to update these forward-looking statements to reflect events, developments or circumstances after the date of this document, a change in our views or expectations, or to reflect the occurrence of future events.

Overview

We are a newly organized company formed by Babcock & Brown to acquire and lease commercial jet aircraft and other aviation assets. Our aircraft will be leased under long-term contracts to a diverse group of airlines throughout the world. Our strategy is to grow our portfolio through accretive acquisitions of aircraft and other aviation assets and to increase our distributable cash flows, while paying regular quarterly dividends to our shareholders.

Our initial portfolio will consist of 47 aircraft (“Initial Portfolio”) that are modern, operationally efficient passenger and cargo jet aircraft that have long expected remaining useful lives. All of our aircraft are subject to net operating leases under which the lessee is responsible for most operational and insurance costs. We believe we can capitalize on the overall size and growth of the global aircraft market by acquiring and leasing additional aircraft and other aviation assets to increase our revenues, earnings and cash flows.

As of September 26, 2007, we had received subscriptions for a total of 33,603,450 of our common shares in the form of American Depository Shares (“Shares”) at the subscription offering price of $23.00 per share. Subscriptions for 18,695,650 Shares were received in connection with our initial public offering (“IPO”) and subscriptions for an additional 14,907,800 Shares were received in connection with a concurrent private placement with Babcock & Brown and certain other equity investors of JET-i Holdings LLC (“JET-i Holdings”), the parent company of JET-i Leasing LLC (“JET-i”), the predecessor company of B&B Air and certain funds managed by a company in which Babcock & Brown has an equity interest (together with the IPO, the “Offerings”).

On October 2, 2007, we completed our Offerings and received gross proceeds totalling approximately $772.9 million. Of this amount, approximately $454.2 million was received in cash from the Offerings, and approximately $318.7 was received in the form of interest-bearing notes receivable from certain private investors who participated in the private placement. Underwriting fees and other offering costs totalling $26.4 million were incurred in connection with our IPO. In consideration for arranging the transactions associated with the Offerings, certain participants in the private placement have agreed to pay us an aggregate of $3.0 million for their share of certain expenses of the Offerings.

On October 2, 2007, our subsidiary, Babcock & Brown Air Funding I Limited (“B&B Air Funding”) also completed the issuance of $853.0 million of aircraft lease-backed class G-1 notes (the “Notes”) at an offering price of 99.71282% or $850.6 million as part of the securitization transaction (the “Securitization”).

The base purchase price of our Initial Portfolio, is approximately $1,451.0 million, which is the sum of the net proceeds from the Offerings and the Securitization, less the portion of such proceeds that is used to fund our formation and offering related expenses, up-front costs and expenses related to the Securitization, and a cash balance of approximately $120.8 million that we will retain for the purchase additional aircraft and for general corporate purposes (see discussion of revolving credit facility below). The base purchase price will be adjusted downwards by the amount of rents received by the sellers from October 2, 2007 through the date of delivery of the aircraft and adjusted upwards by the amount of aircraft expenditures paid by the sellers during such period. The base purchase price will also be adjusted upward by the amount of any investment earnings on certain funds we have deposited in separate accounts pending delivery of the aircraft. Under the terms of the Asset Purchase Agreement, all aircraft or the related ownership interest in the aircraft owning entities are to be delivered to us within a period of 210 days following the completion of our initial public offering, or no later than April 28, 2008.

As title of each aircraft owned by JET-i is transferred to the Company, a prorated portion of the notes receivable from certain participants in the private placement, together with any accrued interest, will be required to be paid to the Company.

As of October 31, 2007, we have received delivery of 32 aircraft from JET-i and one aircraft from a company managed by Babcock & Brown for a total base purchase price of approximately $1,032.2 million. The aircraft delivered are on lease to 21 lessees with lease terms expiring between 2008 and 2021. Four of the leases have been determined to be finance leases. We will record the aircraft at JET-i’s historical cost. We currently expect to complete the acquisition of substantially all of the aircraft in the Initial Portfolio by December 31, 2007.

On November 7, 2007, the Company’s subsidiary, Babcock & Brown Air Acquisition I Limited (“B&B Air Acquisition”) entered into a senior secured revolving credit facility (“Credit Facility”) with an affiliate of Credit Suisse Securities (USA) LLC and other third party lenders. The Credit Facility will allow B&B Air Acquisition to fund up to $1.2 billion in additional acquisitions. Such acquisitions will be funded by the $1,104.0 million provided by the facility and $96.0 million of an equity contribution the Company will provide to B&B Air Acquisition and which must be fully utilized before any of the $1,104.0 million of credit available under the facility may be drawn. The Credit Facility is structured with a two-year revolving period and an additional three-year term period, providing B&B Air Acquisition with up to five years of financing on its aircraft acquisitions. All borrowings under the Credit Facility will be subject to the satisfaction of customary conditions, including the absence of default and the accuracy of representations and warranties.

History

We were incorporated on May 3, 2007. As of September 26, 2007, we had received subscriptions for a total of 33,603,450 of our Shares in connection with our Offerings. On October 2, 2007, we completed our Offerings and the Securitization. Although we were organized under the laws of Bermuda, we are a resident in Ireland for Irish tax purposes and are subject to Irish corporation tax on our income in the same way, and to the same extent, as if we were organized under the laws of Ireland.

Our unaudited consolidated financial statements reflect our operating results for the period from May 3, 2007 (incorporation date) to September 30, 2007. The acquisition of the Initial Portfolio will be recorded for by us at our Predecessor’s book value as of the date the aircraft is transferred.

Factors to Consider When Evaluating Our Results of Operations

We expect that our results of operations will be primarily affected by our ability to acquire additional aircraft and conditions in the aircraft leasing industry, including the lease rates associated with our aircraft, the re-lease of aircraft upon the expiration, renewal or early termination of an existing lease, whether our lessees comply with their lease obligations, prevailing lease rates at the time of leasing or re-leasing of any aircraft and our borrowing costs.

The financial condition of the commercial airline industry is of particular importance to us because we lease most of our aircraft to commercial airline customers. Our ability to achieve our primary business objectives of growing our lease portfolio and increasing distributable cash flow per share will depend on the financial condition and growth of the commercial airline industry.

Our results of operations will also be affected by our ability to access the debt and equity markets. We will require financing to expand our business through the acquisition of additional aircraft and other aviation assets. Financing may not be available to us or may be available to us only on terms that are not favorable resulting in more costly or dilutive financing for our aircraft.

We will not recognize lease revenues and maintenance expenses from our Initial Portfolio until the aircraft are acquired by us. Lease revenues, net of maintenance expenses incurred from October 2, 2007 to the acquisition date of the aircraft will instead reduce the purchase price of the aircraft.

We expect to complete the transfer of substantially all of the aircraft comprising our Initial Portfolio by December 31, 2007.

Significant Accounting Policies and Estimates

Babcock & Brown Air Limited and JET-i Leasing LLC (our “Predecessor”) have prepared their consolidated financial statements in accordance with accounting principles generally accepted in the United States, which requires the use of estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, investments, deferred assets, accruals and reserves. We utilize third party appraisers and industry valuation professionals, where possible, to support estimates, particularly with respect to flight equipment. Despite our best efforts to accurately estimate such amounts, actual results could differ from those estimates. The following is a discussion of the accounting policies that involve a high degree of judgment and the methods of their application.

Revenue Recognition and Rent Receivables

Revenue will be recognized by B&B Air and is recognized by our Predecessor to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized. Where amounts do not meet these recognition criteria, they are deferred and recognized in the period in which the recognition criteria are met.

•

Operating lease revenue. We receive lease revenues from flight equipment under operating leases. Rental income from aircraft rents is recognized on a straight-line basis over the respective lease terms. Contingent rents are recognized as revenue when they are due and payable. Revenue is not recognized when collection is not reasonably assured.

•

Finance lease income. Revenue from direct finance leases is recognized on the interest method to produce a level yield over the life of the finance lease. Expected unguaranteed residual values of leased assets are based on our assessment of residual values and independent appraisals of the values of leased assets remaining at expiration of a lease term.

•	Sale of assets. Revenue from sales of assets is recognized at the time title is transferred and delivery has occurred, the price is fixed and determinable, and collectibility is probable.

Rentals received but unearned under the lease agreements are recorded in ‘‘Rentals received in advance’’ on the Consolidated Balance Sheet until earned. Certain leases provide for a lease-end adjustment payment by us or the lessee at the end of the lease based on usage of the aircraft and its condition upon return. Lease-end adjustment payments received are included in rental revenue of flight equipment. Lease-end adjustment payments made are capitalized in ‘‘Flight equipment under operating leases, net’’ when they relate to planned major maintenance activities or expensed when they relate to minor maintenance activities.

Rent receivables represent unpaid, current lease obligations of lessees under existing lease contracts. No revenues are recognized, and no receivable is recorded, from a lessee when collectibility is not reasonably assured. Estimating whether collectibility is reasonably assured requires some level of subjectivity and judgment as it is based primarily on the extent to which amounts outstanding exceed the value of security held, the financial strength and condition of the lessee and the current economic conditions of the lessee’s operating environment. When collectibility of rental payments is not certain, revenue is recognized when cash payments are received.

There were no allowances for doubtful accounts required at September 30, 2007.

Flight Equipment Under Operating Leases, Net

Flight equipment under operating lease is recorded at cost and depreciated on a straight-line basis over its remaining useful life to estimated residual value. Useful life is based on 25 years from the date of manufacture for new assets and is adjusted based on the current age of used aircraft. Estimated residual values are generally determined to be 15% of original manufacturer’s price of aircraft when new. We may make exceptions to this policy on a case by case basis when, in our judgment, the residual value calculated pursuant to this policy does not appear to reflect current expectations of residual values. Examples of such situations would include, but are not limited to:

•	Flight equipment where original manufacturer’s prices are not relevant due to plane modifications and conversions.
•	Flight equipment which is out of production and may have a shorter useful life due to obsolescence.

Estimated residual values and useful lives of flight equipment are reviewed and adjusted if appropriate at each reporting period.

We apply Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (‘‘SFAS No. 144’’), which addresses financial accounting and reporting for impaired flight equipment and flight equipment that we intend to and reasonably expect to sell within a twelve-month period. In accordance with SFAS No. 144, our Predecessor has and we will evaluate flight equipment for impairment where circumstances indicate that the carrying amounts of such assets may not be recoverable. The review for recoverability has a level of subjectivity and requires the use of our judgement in the assessment of the estimated future cash flows associated with the use of an asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, we assess whether the fair values of the flight equipment exceed the carrying value and an impairment loss is required. The impairment loss is measured as the excess of the carrying amount of the impaired asset over its fair value. Fair value reflects the present value of cash expected to be received from the aircraft in the future, including its expected residual value discounted at a rate commensurate with the associated risk. The estimation of these future cash flows is subjective and requires the use of estimates. Future cash flows are assumed to occur under the current market conditions and assume adequate time for a sale between a willing buyer and a willing seller. Expected future lease rates are based on all relevant information available, including the existing lease, current contracted rates for similar aircraft, appraisal data and industry trends. Residual value assumptions generally reflect an aircraft’s booked residual, except where more recent industry information indicate a different value is appropriate. The preparation of these impairment analyses requires the use of assumptions and estimates, including the level of future rents, the residual value of the flight equipment to be realized upon sale at some date in the future, estimated downtime between re-leasing events and the amount of re-leasing costs.

At the time of aircraft acquisition, an evaluation is made whether the lease acquired with the aircraft is at fair market value. Lease premium relates to leases acquired that are determined to be above market value; lease discounts relate to leases acquired that are determined to be below fair market value. Lease premiums are capitalized into other assets and lease discounts are reserved in other liabilities and both are amortized on a straight-line basis to lease revenue over the lease term.

B&B Air will record aircraft acquired from its Predecessor at the Predecessor’s book value as of the date the aircraft is transferred.

Investment in Direct Finance leases

In accordance with SFAS No. 13, Accounting for Leases, certain leases have been recorded by our Predecessor as investment in direct finance leases, which consists of lease receivables, plus the estimated residual value of the equipment on lease termination less unearned income. The determination of residual values is subjective and requires the use of estimates. Residual values are determined based on estimated market values at the end of lease received from appraisers. Lease receivables represent the total rent to be received over the term of the lease reduced by rent already collected. Initial unearned income is the amount by which the original sum of the lease receivable and the estimated residual value exceeds the original cost of the leased equipment. Unearned income is amortized to finance lease income over the lease term in a manner that produces a constant rate of return on the net investment in the lease.

Derivative Financial Instruments

Our Predecessor has used and we will continue to use derivative financial instruments to manage exposure to interest rate risks. Derivatives are accounted for in accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities (‘‘SFAS No. 133’’). All derivatives are recognized on the balance sheet at their fair value. Changes in the fair value of a derivative that is designated and qualifies as a cash flow hedge, to the extent that the hedge is effective, are recorded in accumulated other comprehensive income until earnings are affected by the variability of cash flows of the hedged transaction. Any hedge ineffectiveness (which represents the amount by which the change in the fair value of the derivative exceeds the variability in the cash flows of the forecasted transaction) is recorded in income. Changes in the fair value of derivative financial instruments that do not qualify for hedge treatment under SFAS No. 133 are recorded in income.

Maintenance Payment Liabilities

In the normal course of leasing aircraft to third parties under certain lease agreements, we will receive cash or a letter of credit as security for maintenance payments to be applied against the future maintenance of aircraft. Our aircraft are typically subject to triple-net leases under which the lessee is responsible for maintenance, insurance and taxes. Amounts collected from lessees for future maintenance of the aircraft are recorded as maintenance payment liabilities. Maintenance payment liabilities are attributable to specific aircraft. Upon occurrence of qualified maintenance events, funds are disbursed and the liability is relieved. In some leases, we may be obligated to contribute to maintenance related expenses on an aircraft during the term of the lease. In other instances, the lessee or B&B Air may be obligated to make a payment to the counterparty at the end of the lease based on a computation stipulated in the lease agreement. The calculation is based on the utilization and condition of the airframe, engines and other major life-limited components as determined at lease termination. We may also incur maintenance expenses on off-lease aircraft. Scheduled major maintenance or overhaul activities and costs for certain high-value components that are paid by us will be capitalized and depreciated over the estimated useful life of such maintenance or component. Amounts paid by us for maintenance, repairs and re-leasing of aircraft that do not extend the useful life of flight equipment are expensed as incurred.

Maintenance payment liability balances at the end of a lease or any amount received as part of a redelivery adjustment are recorded as operating lease revenue at lease termination. When flight equipment is sold, maintenance payment liabilities which are not transferred to the buyer are released from the balance sheet as part of the disposition gain or loss.

Results of Operations

Management’s discussion and analysis of results of operations presented below pertain to: (i) the consolidated statement of operations of B&B Air for the three months ended September 30, 2007 and for the period from May 3, 2007 (incorporation date) to September 30, 2007; (ii) the consolidated statement of operations of JET-i for the three month periods ended September 30, 2007 and 2006; and (iii) the consolidated statement of operations of JET-i for the nine month periods ended September 30, 2007 and 2006.

The historical financial and operating results of JET-i for the three and nine month periods are presented as JET-i is our Predecessor and the owner of 44 aircraft comprising our Initial Portfolio. JET-i’s historical financial and operating results are discussed below however these are not intended to be indicative of what results B&B Air would have had if we had acquired, maintained and operated the aircraft owned by our Predecessor in the periods presented below as B&B Air’s debt and equity structure and management agreements differ significantly from those of JET-i.

Consolidated Statement of Operations of B&B Air for the three months ended September 30, 2007 and for period from May 3, 2007 (incorporation date) to September 30, 2007

As of September 30, 2007, B&B Air had not acquired any aircraft. We completed our Offerings and Securitization on October 2, 2007.

To protect against rising interest rates in connection with B&B Air’s IPO and Securitization, JET-i entered into two interest rate swap options for the benefit of B&B Air. The interest rate swap options provided B&B Air with an option to enter into interest rate swap agreements for a portion of the Notes at a fixed interest rate. In September 2007, the Company agreed to share a portion of the cost of the interest rate swap option with JET-i and recorded into expense its share of the hedging costs amounting to $1.7 million.

General and administrative expenses incurred and accrued for the three months ended September 30, 2007 and during the period from May 3, 2007 (incorporation date) to September 30, 2007 were (i) costs incurred for the implementation of a program to begin compliance with the reporting provisions of the Sarbanes-Oxley Act of 2002; (ii) amortization of prepaid insurance; and (iii) directors’ fees.

For the three months ended September 30, 2007 and for period from May 3, 2007 (incorporation date) to September 30, 2007, we recorded a deferred tax benefit of $0.3 million.

Consolidated Statement of Operations of JET-i (the predecessor to B&B Air) for the three month periods ended September 30, 2007 and 2006

The number of aircraft in JET-i’s portfolio totalled 44 and 28 as of September 30, 2007 and 2006, respectively.

Compared to the same period in the preceding year, operating lease revenue increased $15.1 million to $33.4 million, during the three months ended September 30, 2007 from $18.3 million during the three months ended September 30, 2006. The increase was primarily due to (i) purchases of additional aircraft under operating lease that generated $13.2 million of additional revenue during the three months ended September 30, 2007 and (ii) additional revenue of $1.9 million from leases re-marketed.

Finance lease income totalled $2.5 million and $0.4 million for the three months ended September 30, 2007 and 2006, respectively. Our Predecessor purchased one aircraft under finance lease in July 2006 and purchased an additional three aircraft in November 2006. The increase in finance lease income is due to the results of three additional aircraft in the three months ended September 30, 2007.

Depreciation totalled $11.2 million and $6.4 million for the three months ended September 30, 2007 and 2006, respectively. The increase of $4.8 million during the three months ended September 30, 2007 was primarily due to (i) purchase of 16 additional aircraft under operating lease subsequent to September 30, 2006 resulting in additional depreciation of $4.2 million in 2007 and (ii) full three-month depreciation expense recorded in 2007 for aircraft purchased during the three months ended September 30, 2006 resulting in additional depreciation of $0.7 million.

Interest expense, net increased $13.0 million to $34.8 million during the three months ended September 30, 2007 compared to $21.8 million during the three months ended September 30, 2006. The increase was primarily due to additional interest cost incurred from the debt funding of aircraft purchases. Included in interest expense are unrealized losses resulting from changes in the fair market value of derivatives amounting to $12.7 million and $9.6 million for the three months ended September 30, 2007 and 2006, respectively.

During the three months ended September 30, 2007, our Predecessor incurred $5.4 million in hedging costs that would have allowed the Company to enter into swap agreements to swap floating for fixed interest rate payments.

Selling, general and administrative expenses increased $0.6 million to $1.4 million during the three months ended September 30, 2007 compared to $0.8 million during the same period in 2006. The increases were primarily due to servicing and management expenses resulting from increases in the number of aircraft.

Compared to the same period in 2006, maintenance and other leasing costs increased $0.3 million to $0.4 million during the three months ended September 30, 2007 from $0.1 million in 2006. The increases were primarily due to re-marketing costs and purchases of additional aircraft.

Irish income taxes incurred by the Irish subsidiaries totalled $87,000 and zero during the three months ended September 30, 2007 and 2006, respectively.

For the foregoing reasons, our Predecessor’s consolidated net loss for the three months ended September 30, 2007 increased $7.0 million to $(17.4) million compared to $(10.4) million for the three months ended September 30, 2006.

Consolidated Statement of Oper ations of JET-i (the predecessor to B&B Air) for the nine month periods ended September 30, 2007 and 2006

Compared to the same period in the preceding year, operating lease revenue increased $61.5 million to $95.0 million, during the nine months ended September 30, 2007 from $33.5 million during the nine months ended September 30, 2006. The increase was primarily due to (i) purchase of additional aircraft under operating lease that generated $33.8 million of additional revenue during the nine months ended September 30, 2007, (ii) incremental lease revenues totalling $19.6 million generated during the nine months ended September 30, 2007 from the full nine-month lease of 28 aircraft purchased during the nine months ended September 30, 2006, and (ii) additional revenue of $8.1 million from leases re-marketed.

Finance lease income totalled $7.4 million and $0.4 million for the nine months ended September 30, 2007 and 2006, respectively. Our Predecessor purchased one aircraft under finance lease in July 2006 and purchased an additional three aircraft in November 2006. The increase in finance lease income is due to the results of three additional aircraft in the nine months ended September 30, 2007.

During the nine months ended September 30, 2007, our Predecessor received $0.8 million in settlement of litigation brought by our Predecessor and a lessee against a third party service provider.

Depreciation totalled $31.1 million and $11.1 million for the nine months ended September 30, 2007 and 2006, respectively. The increase of $20.0 million during the nine months ended September 30, 2007 was primarily due to (i) purchases of additional aircraft under operating lease subsequent to September 30, 2006 resulting in additional depreciation of 14.7 million and (ii) full nine-month depreciation expense recorded in 2007 for aircraft purchased during the nine months ended September 30, 2006 resulting in additional depreciation of $5.3 million.

Interest expense, net increased $37.8 million to $67.5 million during the nine months ended September 30, 2007 compared to $29.7 million incurred during the nine months ended September 30, 2006. The increase was primarily due to additional interest cost incurred from the debt funding of aircraft purchases. Included in interest expense are unrealized losses resulting from changes in the fair market value of derivatives amounting to $5.7 million and $6.7 million for the nine months ended September 30, 2007 and 2006, respectively.

During the nine months ended September 30, 2007, our Predecessor incurred hedging costs of $5.4 million for hedging transactions that allowed the Company to enter into swap agreements to swap floating for fixed interest rate payments.

Selling, general and administrative expenses increased $2.2 million to $3.9 million during the nine months ended September 30, 2007 compared to $1.7 million incurred during the same period in 2006. The increases were primarily due to servicing and management expenses resulting from increases in the number of aircraft.

Compared to the same period in 2006, maintenance and other leasing costs increased $1.5 million to $2.0 million during the nine months ended September 30, 2007 from $0.5 million in 2006. The increases were primarily due to re-marketing costs and purchases of additional aircraft.

Irish income taxes incurred by the Irish subsidiaries totalled $0.8 million and zero during the nine months ended September 30, 2007 and 2006, respectively.

For the foregoing reasons, our Predecessor’s combined and consolidated net loss for the nine months ended September 30, 2007 decreased $1.5 million to $(7.5) million compared to $(9.0) million for the nine months ended September 30, 2006.

Liquidity and Capital Resources

Cash Flows of B&B Air for the period from May 3, 2007 (incorporation date) to September 30, 2007

Other than: (i) subscriptions for our Shares in connection with the Offerings and (ii) accruals of expenditures and expenses we have incurred as of September 30, 2007, we have not undertaken any activities related to leasing of aircraft.

For the period from May 3, 2007 (incorporation date) to September 30, 2007, cash flows generated from operations and investing activities were nil.

Cash flows from financing activities for the period from May 3, 2007 (incorporation date) to September 30, 2007 totalling $10,000 relate to the initial capital contribution from Babcock & Brown.

Cash Flows of JET-i Leasing LLC for the nine month periods ended September 30, 2007 and 2006

Our Predecessor generated cash flows from operations of $20.9 million and $32.5 million for the nine months ended September 30, 2007 and 2006, respectively. The decrease of $11.6 million was primarily the result of $24.6 million decrease in operating assets and liabilities in 2007 compared to 2006. This decrease was partially offset by an increase of $13.0 million in cash flows from leasing activities arising from aircraft purchase subsequent to September 30, 2006 and the full nine month impact of aircraft acquired in 2006.

Cash flows from investing activities relate primarily to the acquisition of aircraft, major maintenance activities and costs capitalized to the aircraft basis, and proceeds from finance leases. Cash used in investing activities amounted to $260.3 million and $603.4 million for the nine months ended September 30, 2007 and 2006, respectively. Cash flows utilized in the acquisition of aircraft was $263.2 million in 2007 compared with $576.8 million in 2006. Cash used for major maintenance activities and costs that were capitalized totalled $5.2 million and $9.8 million for the nine months ended September 30, 2007 and 2006, respectively. Our Predecessor received cash proceeds from finance leases totalling $8.1 million during the nine months ended September 30, 2007. For the same period in 2006, our Predecessor had a net cash flow used for finance leases of $16.8 million primarily due to the purchase of aircraft under finance lease.

Cash flows from financing activities relate to movements in JET-i’s restricted cash balance; proceeds from and disbursements of security deposits and maintenance payment liabilities; proceeds received from borrowings under our warehouse credit facility, net of repayments; and financing provided by affiliates to our Predecessor. Cash provided by financing activities was $239.4 million for the nine months ended September 30, 2007 compared to $571.0 million for the nine months ended September 30, 2006. The decrease is primarily due to the decrease of $352.4 million in proceeds received from borrowings under our Predecessor’s warehouse credit facility, net of repayments and loan issuance costs in 2007 compared to 2006.

Our Future Cash Flows

The principal factors affecting our expected cash flows include revenues from our aircraft; cash interest and other payments due under our Securitization and Credit Facility; operating expenses; cash tax payments and dividend payments. Our cash flows will vary significantly from our Predecessor’s cash flows primarily as a result of our different debt structure.

Our revenues will increase as we receive deliveries of aircraft comprising our Initial Portfolio and as we acquire additional aircraft.

Interest and other payments due on our Securitization are payable monthly. The notes bear interest expense at an adjustable interest rate equal to the then-current one month LIBOR plus 0.30%. Interest expense for the Securitization also includes amounts payable to the financial guaranty policy provider and the liquidity facility provider thereunder. We expect to receive interest income on our cash balances and to pay commitment fees and interest on borrowings under our Credit Facility related to acquisitions. On an ongoing basis we intend to actively manage our interest exposure through hedging contracts.

Cash interest payments made by our Predecessor under its aircraft warehouse credit facility includes interest payable to its parent company, JET-i Holdings, which is not eliminated in our Predecessor’s consolidated financial statements.

In September 2007, we entered into two interest rate swap contracts each with initial notional amounts of $323.1 million to hedge the variable interest payments on the portion of the Notes allocable to aircraft under fixed rate rentals. The notional amounts will decrease over time. The terms of the interest rate swap contracts provide for the payment of a fixed rate of 4.93% in exchange for receipt of floating one month LIBOR on the notional amount. These interest rate swaps have a start date of November 14, 2007 and a termination date of October 14, 2015.

Our operating expenses will rise due to an increase in servicing fees as the number of aircraft in our portfolio increases, additional expenses relating to such additional aircraft and increased costs associated with our status as a publicly listed company. We have entered into management, administrative services and servicing agreements with BBAM and our Manager.

Our cash tax payments will increase as we are subject to corporate taxation in Ireland and expect to have more than nominal tax expense. However, we expect that our cash tax payments relating to our leasing activity will not be significant as a result of the rate at which we may depreciate our aircraft under Irish tax law. Current Irish tax law generally does not limit tax loss carryforwards. Therefore, the only significant cash tax payments we expect to make will be Irish income tax on interest we earn on our cash balances.

Our dividend payments will be paid out regularly on a quarterly basis to our shareholders in accordance with our policy and subject to declaration by our board of directors and will depend on many factors. Our Predecessor’s cash flows reflect no dividend payments.

Our board of directors has adopted a policy to pay a regular quarterly cash dividend to our shareholders in an initial amount of $0.50 per share. A quarterly dividend of $0.50 per share will require cash of approximately $16.8 million per quarter. We intend to pay the quarterly dividend attributable to the fourth quarter of 2007 in the first quarter of 2008.

Maintenance Cash Flows. Under our leases, the lessee is generally responsible for maintenance and repairs, airframe and engine overhauls, obtaining consents and approvals and compliance with return conditions of aircraft on lease. In connection with the lease of a used aircraft we may agree to contribute specific additional amounts to the cost of certain major overhauls or modifications, which usually reflect the usage of the aircraft prior to the commencement of the lease. In many cases, we also agree to share with our lessees a portion of the cost of compliance with airworthiness directives.

We expect that the aggregate maintenance reserve and lease-end adjustment payments we will receive from lessees will at least meet the aggregate maintenance contributions and lease-end adjustment payments that we will be required to make.

Our Future Sources of Liquidity

We operate in a capital-intensive industry. We expect to fund our capital needs from excess cash flow and debt and equity financing, including borrowings under our Credit Facility. Of the total $1.2 biliion facility size, a $96.0 million tranche will be provided by us from proceeds from our IPO.

Our short-term liquidity needs will include working capital for operations associated with our aircraft, interest payments and cash to pay dividends to our shareholders. We expect that cash on hand, cash flow provided by operations and the availability of borrowings under our liquidity facility at B&B Air Funding will satisfy our short-term liquidity needs with respect to our portfolio and dividend payments for the next twelve months.

Our sole source of operating cash flows will initially be from our Initial Portfolio, other aircraft and aviation assets acquired by us. Distributions of cash to us by B&B Air Funding will be subject to compliance with covenants contained in the agreements governing the Securitization.

Our liquidity needs also include the financing of acquisitions of additional aircraft and other aviation assets that we expect will drive our growth. Over the long term, we do not expect to be able to finance these liquidity needs solely from operating cash flow and plan to finance acquisitions through borrowings under our Credit Facility and additional debt and equity offerings. Our ability to execute our business strategy to acquire additional aviation assets therefore depends to a significant degree on our ability to access debt and equity capital markets. We expect to refinance the Notes on or prior to August 14, 2012. In the event that the Notes are not repaid on or prior to such date, any excess cash flow previously available for distribution to us will instead be used to repay the principal amount of the Notes and will not be available to us to pay dividends to our shareholders.

Our access to debt and equity financing to fund acquisitions will depend on a number of factors, such as our historical and expected performance, compliance with the terms of our debt agreements, industry and market trends, the availability of capital and the relative attractiveness of alternative investments. We believe that funds will be available to support our growth strategy and that we will be able to pay dividends to our shareholders as contemplated by our dividend policy. However, deterioration in our performance or in the capital markets could limit our access to these sources of financing, increase our cost of capital, or both, which could negatively affect our ability to raise additional funds, grow our aircraft portfolio and pay dividends to our shareholders.

Financing

Securitization.

Our subsidiary, B&B Air Funding, has completed a Securitization that generated net proceeds of approximately $821.4 million after deducting initial purchasers’ discounts and fees. In connection with the Securitization, B&B Air Funding also entered into a revolving credit agreement providing for a liquidity facility for B&B Air Funding and its subsidiaries of up to $60 million. The liquidity facility may be drawn upon, subject to certain conditions, to pay certain expenses of B&B Air Funding, including maintenance expenses, interest rate swap payments and interest on the notes issued in the Securitization.

Interest Rate. The notes issued in the securitization will bear interest at an adjustable interest rate equal to the then-current one-month LIBOR plus 0.30%. Interest expense for the securitization also includes amounts payable to the financial guaranty policy provider and the liquidity facility provider thereunder. Interest and any principal payments due are payable monthly.

Payment Terms. During the first 33 months, there will be no scheduled principal payments on the Notes and for each month between the 33rd month and the 58th month following the closing date of Securitization, there will be scheduled minimum principal payments of $1.0 million per month, in each case subject to satisfying certain debt service coverage ratios and other covenants. Thereafter, cash flow generally will not be available to us for the payment of dividends since principal payments are not fixed in amount but rather are determined monthly based on revenues collected and costs and other liabilities incurred prior to the relevant payment date. Effectively after the 57th month following the closing date of the Securitization, all revenues collected during each monthly period will be applied to repay the outstanding balance of the Notes, after the payment of certain expenses and other liabilities, including the fees of the service providers, the liquidity facility provider and the policy provider, interest on the notes and interest rate swap payments, all in accordance with the priority of payments set forth in the indenture. We expect a final payment date of August 14, 2012 which assumes a refinancing of the Notes. The final maturity date of the Notes will be November 14, 2033.

Available Cash. B&B Air Funding will be required to maintain, as of each monthly payment date, cash in an amount sufficient to cover its operating expenses for a period of one month or, in the case of maintenance expenditures, six months, following such payment date. All cash flows attributable to the underlying aircraft after the payment of amounts due and owing in respect of, among other things, maintenance and repair expenditures with respect to the aircraft, insurance costs and taxes and all repossession and remarketing costs, certain amounts due to any credit support providers, swap providers, the policy provider, trustees, directors and various service providers will be distributed in accordance with the priority of payments set forth in the indenture.

We intend to use any excess Securitization cash flow to pay dividends, to convert passenger aircraft to freighter aircraft if the economics support the conversion, and to purchase additional aircraft and other aviation assets.

B&B Air Funding, however, will be required to use the amount of excess Securitization cash flows to repay principal under the Notes instead of paying dividends upon the occurrence of certain events, including failure to maintain a specified debt service coverage ratio, certain events of bankruptcy or liquidation and any acceleration of the notes after the occurrence of other events of default.

We expect to refinance the Notes on or prior to the fifth anniversary of the completion of the Securitization. In the event that the Notes are not refinanced on or prior to that month, any excess Securitization cash flow will be used to repay the principal amount of the Notes and will not be available to us to pay dividends to our shareholders.

Redemption. We may, on any payment date, redeem the Notes by giving the required notices and depositing the necessary funds with the trustee. A redemption prior to acceleration of the Notes may be of the whole or any part of the Notes. A redemption after acceleration of the Notes upon default may only be for the whole of the Notes.

We may, on any payment date, redeem the Notes in whole or from time to time in part, at a redemption price ranging from 102% of principal amount, together with accrued and unpaid interest to, but excluding, the date fixed for redemption, if redemption occurs before October 14, 2008 and decreasing to 100% if redemption occurs on or after October 14, 2011.

Collateral. The Notes are secured by first priority, perfected security interests in and pledges or assignments of equity ownership and beneficial interests in the subsidiaries of B&B Air Funding, their interests in the leases of the aircraft they own, cash held by or for them and by their rights under agreements with BBAM, the initial liquidity facility provider, hedge counterparties and the policy provider. Rentals paid under leases will be placed in the collections account and paid out according to a priority of payments set forth in the indenture. The Notes will also be secured by a lien or similar interest in any of the aircraft in the Initial Portfolio that are registered in the United States or Ireland and in any additional aircraft of B&B Air Funding so registered at any time prior to the second anniversary of the closing date of the Securitization. B&B Air Funding will agree not to encumber the aircraft in our Initial Portfolio with any other liens except the leases and liens created or permitted thereunder, under the indenture or under the security trust agreement. B&B Air Funding also will agree not to incur any indebtedness, except as permitted under the indenture, other than the notes, any permitted credit and liquidity enhancement facilities and the obligations related to the policy.

Default and Remedies. B&B Air Funding will be in default under the transaction documents in the event that, among other things, interest on the Notes is not paid on any payment date (after a grace period of five business days) or principal due on the final maturity date is not paid, certain other covenants are not complied with and such noncompliance materially adversely affects the noteholders, B&B Air Funding or any of its significant subsidiaries becomes the subject of insolvency proceedings or a judgment for the payment of money exceeding five percent of the depreciated base value of the Initial Portfolio is entered and remains unstayed for a period of time. Following any such default and acceleration of the notes by the controlling party (initially, the policy provider), the security trustee may, at the direction of the controlling party, exercise such remedies in relation to the collateral as may be available to it under applicable law, including the sale of any of the aircraft at public or private sale. After the occurrence of certain bankruptcy and insolvency related events of default, or any acceleration of the notes after the occurrence of any event of default, all cash generated by B&B Air Funding will be used to prepay the notes and will not be available to us to make distributions to our shareholders.

Certain Covenants. B&B Air Funding is subject to certain operating covenants including those related to the maintenance, registration and insurance of the aircraft as set forth in the indenture. The indenture also contains certain conditions and constraints which relate to the servicing and management of the Initial Portfolio including covenants relating to the disposition of aircraft, lease concentration limits restrictions on the acquisition of additional aircraft and restrictions on the modification of aircraft and capital expenditures.

As of October 31, 2007, B&B Air Funding is in compliance with all the covenants under the Securitization.

Liquidity Facility.

In conjunction with the completion of the Securitization, B&B Air Funding, the cash manager and BNP Paribas, is anticipated to enter into a revolving credit facility, which we refer to as the liquidity facility. The aggregate amounts available under the liquidity facility will be at any date of determination, the lesser of (a) $60 million and (b) the greater of (i) the then outstanding aggregate principal amount of Notes and (ii) $35 million. Advances may be drawn to cover certain expenses of B&B Air Funding, including maintenance expenses, interest rate swap payments and interest on the Notes issued under the indenture. Prior to any drawing on the liquidity facility, the cash reserve will be drawn in full. Upon each drawing under the liquidity facility, B&B Air Funding will be required to reimburse the provider of the liquidity facility for the amount of such drawing plus accrued interest on such drawing in accordance with the order of priority specified in the indenture. Upon the occurrence of certain events, including a downgrade of the provider of the liquidity facility below a certain ratings threshold, the liquidity facility will be drawn in full and the proceeds will be deposited in an account established under the indenture and will be available for the same purposes as drawings under the liquidity facility. Drawings under the initial liquidity facility bear interest at one-month LIBOR plus a spread of 1.2%. B&B Air Funding also will be required to pay an upfront fee of $360,000 at closing and a commitment fee of 40 basis points on each payment date to the provider of the liquidity facility.

Our obligations under the liquidity facility will be secured under the security trust agreement on the same basis as other indebtedness of B&B Air Funding.

Credit Facility.

On November 7, 2007, the Company’s subsidiary, Babcock & Brown Air Acquisition entered into a Credit Facility with an affiliate of Credit Suisse Securities (USA) LLC and other third party lenders. The Credit Facility will allow B&B Air Acquisition to fund up to $1.2 billion in additional acquisitions. Such acquisitions will be funded by the $1,104.0 million provided by the facility and $96.0 million of an equity contribution that we will provide to B&B Air Acquisition and which must be fully utilized before any of the $1,104.0 million of credit available under the facility may be drawn. All borrowings under the Credit Facility will be subject to the satisfaction of customary conditions, including the absence of default and the accuracy of representations and warranties.

Availability. The Credit Facility is structured with a two-year revolving period and an additional three-year term period, providing B&B Air Acquisition with up to five years of financing on its aircraft acquisitions. The $96 million tranche of equity must be drawn first, a $184 million tranche B of loans must be drawn next and a $920 million tranche A of loans becomes available thereafter. The availability of loans under tranche A and tranche B will be limited such that the outstanding amounts under such tranches combined will not exceed the sum of 85% of the appraised value of the aircraft financed under the credit facility and 50% of maintenance reserves paid with respect to such aircraft.

Commitment fees. A commitment fee of 0.30% per annum will be payable monthly to the tranche A lenders on the undrawn amount of their tranche A commitment commencing on the date of signing the credit agreement. A commitment fee of 0.30% per annum will be payable monthly to the tranche B lenders on the undrawn amount of their tranche B commitment commencing six months after the date of signing the credit agreement.

Principal payments. Commencing on the earlier of the date six months after 90% of the credit facility is utilized and the second anniversary of the signing the credit agreement, all available cash flow from the aircraft held by B&B Air Acquisition will be required to be applied to repay principal on the loans. Unless lenders of no less than two-thirds of the aggregate outstanding tranche A and tranche B loans agree to an extension, all amounts outstanding must be repaid in four quarterly installments commencing approximately five years after the date of signing the credit agreement.

B&B Air Acquisition may make voluntary prepayments under the credit facility. In addition, B&B Air Acquisition will be required to make partial prepayments with the proceeds of sales of aircraft financed under the credit facility and all insurance and other proceeds received with respect to any event of total loss of aircraft financed under the credit facility.

Interest. Borrowings and equity drawings under the credit facility will bear interest or earn a return at a rate of one-month LIBOR plus an applicable margin. Initially, the applicable margin for tranche A is 1.25% per annum, for tranche B is 4.00% per annum. Approximately two years after the date of signing the credit agreement, the applicable margin for tranche A and tranche B increases by 0.25%. Then on approximately the fifth anniversary after the signing of the credit agreement, the applicable margins increase by 0.25% per quarter up to a maximum margin of 3.75% for tranche A and 8.00% for tranche B.

Collateral. Borrowings will be secured by the Company’s equity interest in B&B Air Acquisition, the equity interest in each subsidiary of B&B Air Acquisition, the aircraft acquired by B&B Air Acquisition, the leases of the aircraft held by B&B Air Acquisition and its subsidiaries and certain cash collateral, maintenance reserves and other deposits. In order of security interest and priority of payment, tranche A ranks above tranche B and the tranche of equity, and both tranche A and B rank above the tranche of equity.

Covenants. The credit facility contains the following covenants:

•	delivery of financial and other reports;
•	maintenance of a monthly interest coverage ratio of at least 1.1 to 1, and a rolling three month interest coverage ratio of at least 1.25 to 1;
•	a requirement that the aircraft in B&B Air Acquisition’s portfolio comply with lessee, geographic and aircraft type and age concentration limits; and
•	customary covenants for a senior secured credit facility of this nature

Capital Expenditures

In addition to acquisitions of additional aircraft and other aviation assets, we expect to make capital expenditures from time to time in connection with improvements to our aircraft. These expenditures include the cost of major overhauls and modifications. The weighted average age of the aircraft that have were transferred to us as of October 31, 2007 was 5.7 years. In general, the costs of operating an aircraft, including capital expenditures, increase with the age of the aircraft.

Inflation

The effects of inflation on our operating expenses have been minimal. We do not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We will be exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposures relate to our lease agreements and our floating rate debt obligations such as the Notes issued in the Securitization and borrowings under our liquidity facility and our credit facility. In relation to the aircraft we have acquired and received delivery of at October 31, 2007, 25 out of our 33 lease agreements require the payment of a fixed amount of rent during the term of the lease, with rent under the remaining 8 leases varying based on LIBOR. Our indebtedness will require payments based on a variable interest rate index such as LIBOR. Therefore, increases in interest rates may reduce our net income by increasing the cost of our debt without any corresponding proportional increase in rents or cash flow from our leases.

Sensitivity Analysis

The following discussion about the potential effects of changes in interest rates is based on a sensitivity analysis, which models the effects of hypothetical interest rate shifts on our financial condition and results of operations. Although we believe a sensitivity analysis provides the most meaningful analysis permitted by the rules and regulations of the SEC, it is constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by the inability to include the extraordinarily complex market reactions that normally would arise from the market shifts modeled. Although the following results of a sensitivity analysis for changes in interest rates may have some limited use as a benchmark, they should not be viewed as a forecast. This forward-looking disclosure also is selective in nature and addresses only the potential impacts on our financial instruments and our variable rate leases. It does not include a variety of other potential factors that could affect our business as a result of changes in interest rates.

Assuming we have issued our Notes as of September 30, 2007 and do not hedge our exposure to interest rate fluctuations, a hypothetical 100 basis-point increase (decrease) in our variable interest rates would have increased (decreased) our interest expense by $2.8 million and would have increased (decreased) our revenues by $8.5 million on an annualized basis.

We have entered into interest rate swap agreements to mitigate the interest rate fluctuation risk associated with the Notes issued in the Securitization. We expect to enter into additional interest rate swap agreements to minimize the risks associated with our other variable rate debt, including any borrowings we will be making under our warehouse credit facility. We expect that these interest rate swaps would significantly reduce the additional interest expense that would be caused by an increase in variable interest rates.

Foreign Currency Exchange Risk

We currently receive all of our revenue in U.S. dollars, and we pay substantially all of our expenses in U.S. dollars. However, we will incur some of our expenses in other currencies, primarily the euro, and we may enter into leases under which we receive revenue in other currencies, primarily the euro. During the past several years, the U.S. dollar has depreciated against the euro. Depreciation in the value of the U.S. dollar relative to other currencies increases the U.S. dollar cost to us of paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. We have not engaged in any foreign currency hedging transactions. However, we may consider engaging in these transactions in the future. Because we currently receive all of our revenue in U.S. dollars and pay substantially all of our expenses in U.S. dollars, a change in foreign exchange rates would not have a material impact on our results of operations.

Item 4. Controls and Procedures

We carried out, under the supervision and with the participation of our chief executive officer (Principal Executive, Financial and Accounting Officer) an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Based on his evaluation, our chief executive officer concluded that, as of the completion of our initial public offering on October 2, 2007, our disclosure controls and procedures were effective.

Under the supervision and participation of our chief executive officer (Principal Executive, Financial and Accounting Officer), we are in the process of conducting further evaluation of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. In this regard, we have engaged an advisor to assist us in evaluating, designing, implementing and testing internal controls over financial reporting intended to comply with the requirements of Section 404. As we are still in the evaluation process, we may identify material weaknesses or significant deficiencies in the future. Should we discover such conditions, we intend to remediate them as soon as practicable. We are committed to taking appropriate steps for remediation, as needed.

Our chief executive officer (Principal Executive, Financial and Accounting Officer) does not expect that our disclosure controls and procedures will prevent all error and all fraud. Although our disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

PART II – OTHER INFORMATION

Item 1. Legal Proceedings

None.

Item 1A. Risk Factors

For a discussion of our potential risks and uncertainties, see the information under the heading “Risk Factors” in our prospectus dated September 26, 2007, filed with the SEC in accordance with Rule 424(b) of the Securities Act on September 27, 2007, which is accessible on the Securities and Exchange Commission’s website at www.sec.gov. There have been no material changes to the risk factors disclosed in the prospectus.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

On October 2, 2007, we issued and sold 14,907,800 shares in the form of American Depository Shares to certain equity investors of JET-i Holdings LLC, the parent company of JET-i Leasing LLC, our predecessor company and certain funds managed by a company in which Babcock & Brown has an interest. The Shares were sold at $23.00 per Share in a private placement pursuant to the exemption provided by Section 4(2) of the Securities Act of 1933. This private placement was completed concurrently with the completion of our initial public offering. The private placement involved no public offering and was completed pursuant to private placement agreements that were executed before the filing of the registration statement on Form F-1 related to our initial public offering. Of the 14,907,800 Shares sold pursuant to the private placement agreements, 2,804,348 Shares were registered and sold on October 15, 2007 by the underwriters in our initial public offering upon the exercise of their over-allotment option.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Item 5. Other Information

None.

Item 6. Exhibits

None.